================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 12, 2002


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This Report contains four documents, which are presented following this page in the following order:

o     The Third Quarter 2002 Report of UBS AG

o The related press release dated November 12, 2002, regarding third quarter results

o     A press release announcing UBS's adoption of a single brand

o The ratio of earnings to fixed charges for the quarter ended September 30, 2002 and for the years ended December 31, 1997 through 2001.

UBS cautions that this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained elsewhere in this report and in our past and future filings and reports with the Securities and Exchange Commission.

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

[LOGO] UBS AG

Third Quarter 2002 Report

[GRAPHIC]

Third Quarter 2002 Report
12 November 2002

UBS Group Financial Highlights*

                                                                 Quarter ended              % change from            Year to date
                                                       -------------------------------    -----------------      -------------------
CHF million, except where indicated                    30.9.02     30.6.02     30.9.01    2Q02         3Q01      30.9.02     30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                         8,000       9,008       8,704     (11)          (8)      26,597      28,652
Operating expenses                                       6,788       7,263       7,418      (7)          (8)      21,801      23,314
Operating profit before tax                              1,212       1,745       1,286     (31)          (6)       4,796       5,338
Net profit                                                 942       1,331         903     (29)           4        3,636       3,867
Cost/income ratio (%)(1)                                  83.9        80.3        83.6                              81.3        80.3
Cost/income ratio before goodwill (%)(1)(2)               80.1        77.0        79.9                              77.8        76.9
------------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share(3)                               0.79        1.09        0.72     (28)          10         2.98        3.05
Basic earnings per share before goodwill(2)(3)            1.04        1.33        0.97     (22)           7         3.75        3.83
Diluted earnings per share(3)                             0.76        1.03        0.65     (26)          17         2.84        2.82
Diluted earnings per share before goodwill(2)(3)          1.01        1.27        0.90     (20)          12         3.60        3.59
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity(4)                                                                                   11.8        12.0
Return on shareholders' equity before goodwill(2)(4)                                                                14.9        15.1
====================================================================================================================================

                                                                                              % change from
                                                                                           ------------------
CHF million, except where indicated
As at                                                  30.9.02     30.6.02    31.12.01     30.6.02   31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet key figures
Total assets                                         1,223,447   1,240,538   1,253,297      (1)       (2)
Shareholders' equity                                    40,796      44,388      43,530      (8)       (6)
------------------------------------------------------------------------------------------------------------------------------------
Market capitalization                                   73,072      91,241     105,475     (20)      (31)
------------------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier  1  (%)(5)                                           11.6        11.8        11.6      (2)        0
Total BIS (%)                                             14.2        14.5        14.8      (2)       (4)
Risk-weighted assets                                   245,564     249,110     253,735      (1)       (3)
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                            2,070       2,198       2,448      (6)      (15)
------------------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents)(6)                    69,552      69,684      69,985       0        (1)
------------------------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                              AAA         AAA         AAA
Moody's, New York                                          Aa2         Aa2         Aa2
Standard & Poor's, New York                                AA+         AA+         AA+
====================================================================================================================================


Earnings adjusted for significant financial events and pre-goodwill(2)(7)
                                                                         Quarter ended             % change from      Year to date
                                                                -------------------------------    -------------   -----------------
CHF million, except where indicated                             30.9.02     30.6.02     30.9.01    2Q02    3Q01    30.9.02   30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                  8,000       9,008       8,704    (11)     (8)    26,442    28,652
Operating expenses                                                6,483       6,961       7,094     (7)     (9)    20,858    22,321
Operating profit before tax                                       1,517       2,047       1,610    (26)     (6)     5,584     6,331
Net profit                                                        1,247       1,633       1,227    (24)      2      4,454     4,860
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(1)                                           80.1        77.0        79.9                      78.2      76.9
Basic earnings per share (CHF)(3)                                  1.04        1.33        0.97    (22)      7       3.65      3.83
Diluted earnings per share (CHF)(3)                                1.01        1.27        0.90    (20)     12       3.50      3.59
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)(4)                                                                                14.6       15.1
====================================================================================================================================

(1)   Operating expenses/operating income before credit loss expense.

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   For the EPS calculation, see Note 8 to the Financial Statements.

(4) Year to date annualized net profit/average shareholders' equity excluding dividends.

(5) Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 3,066, 3,048 and 2,450 for 30 September 2002, 30 June 2002 and 31 December
      2001, respectively.

(7)   Details of significant financial events can be found in the Group
      Review.

Third Quarter 2002 Report
12 November 2002

Contents

Shareholders' Letter                                           2

Group Review                                                   5

UBS Wealth Management & Business Banking                      15

UBS Global Asset Management                                   26

UBS Warburg                                                   31

UBS PaineWebber                                               39

Corporate Center                                              43

Financial Statements

UBS Group Income Statement                                    45
UBS Group Balance Sheet                                       46
UBS Group Statement of Changes in Equity                      47
UBS Group Statement of Cash Flows                             48
Notes to the Financial Statements                             49

UBS Registered Shares                                         56

Financial Calendar
--------------------------------------------------------------------------------
Publication of Fourth Quarter 2002 results             Tuesday, 18 February 2003
--------------------------------------------------------------------------------
Publication of Annual Report 2002                       Wednesday, 19 March 2003
--------------------------------------------------------------------------------
Annual General Meeting                                  Wednesday, 16 April 2003
--------------------------------------------------------------------------------
Publication of First Quarter 2003 results               Tuesday, 13 May 2003
--------------------------------------------------------------------------------


UBS Investor Relations
-----------------------------------------------------------------------------------------------
Hotline: +41 1 2344100     E-mail:sh-investorrelations@ubs.com        Web:www.ubs.com/investors
-----------------------------------------------------------------------------------------------

Zurich                                   New York
--------------------------------------------------------------------------------
Christian Gruetter    +41 1 234 4360     Richard Feder           +1 212 713 6142
--------------------------------------------------------------------------------
Mark Hengel           +41 1 234 8439     Christopher McNamee     +1 212 713 3091
--------------------------------------------------------------------------------
Charles Gorman        +41 1 234 2733
--------------------------------------------------------------------------------
Catherine Lybrook     +41 1 234 2281
--------------------------------------------------------------------------------
Fax                   +41 1 234 3415     Fax                     +1 212 713 1381
--------------------------------------------------------------------------------


UBS AG                                   UBS Americas Inc.
Investor Relations G41B                  Investor Relations
P.O. Box                                 135 West 50th Street, 9th Floor
CH-8098 Zurich                           New York, NY 10020
Switzerland                              USA
--------------------------------------------------------------------------------

UBS Shareholder Services                 UBS Transfer Agent
--------------------------------------------------------------------------------
UBS AG                                   Mellon Investor Services.
Shareholder Services GUMV                Overpeck Centre
P.O. Box                                 85 Challenger Road
CH-8098 Zurich                           Ridgefield Park, NJ 07660
Switzerland                              United States of America
Phone: +41 1 2356202                     Phone: +1 866 541 9689
Fax:   +41 1 2353154
E-Mail: sh-shareholder-services@ubs.com
--------------------------------------------------------------------------------

Interactive Third Quarter 2002 Report

An interactive version of this report can be viewed online in the Third Quarter 2002 Results section of the UBS Investors & Analysts website:
www.ubs.com/investors.

Other reports

All UBS's published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, GHDE CA50-AUL, P.O. Box, CH-8098 Zurich, Switzerland. E-mail:
sh-iz-ubs-publikationen@ubs.com.

Shareholders' Letter
12 November 2002

Shareholders' Letter

[PHOTO]

Dear Shareholders,

During the quarter, the financial services industry as a whole continued to be affected by low levels of corporate activity as well as further extensive corrections in major global equity markets. In the US, investors remained wary of financial markets as corporate governance issues continued to weigh on sentiment, along with the possibility of further turmoil in the Middle East.

      In this tough revenue environment, our businesses have continued to demonstrate the elasticity of their cost bases, with results again showing our ability to manage costs according to prevailing market conditions. For the third quarter, net profit was CHF 942 million, 4% higher than a year ago but 29% lower than in the second quarter. Pre-goodwill, net profit was CHF 1,247 million, up 2% from third quarter 2001 but 24% down on second quarter this year.

      Operating income fell 8% compared to third quarter 2001, and was down 11% from second quarter, reflecting lower client activity, falling asset-based fees and the effect of further impairments in our private equity portfolio. Despite the negative market pressure, revenues continue to benefit from our diversified business mix. UBS Warburg's Equities business achieved a very strong result, with operating income in third quarter up 39% from the same quarter last year, compensating for a less attractive foreign exchange trading environment. July was our all-time record month for equity client commissions. Although asset-based revenues across the Group were negatively affected by falling equity markets, our private client businesses reported steady margins.

      The performance of our credit portfolio has remained extremely resilient compared to the weakening international credit climate. Credit loss expense in the quarter was CHF 95 million, down from CHF 171 million reported a year earlier. Our credit loss expense remains unusually low and is about half the statistically expected average over-the-cycle loss rate.

      Costs and headcount at UBS are at their lowest since the merger with PaineWebber in 2000. We did not build up overcapacity during the peak of the last business cycle, and have been able to reduce headcount gradually as economic conditions weakened without drastic cuts. Lower performance-related compensation this quarter has helped us to again reduce personnel expenses considerably to CHF 4,411 million, a 9% reduction from the third quarter last year and 8% lower than second quarter. Due to cost savings in practically all areas, our general and administrative expenses are 7% below year-earlier levels and down 5% from second quarter. In particular, UBS Warburg's Corporate and Institutional Clients unit demonstrated its ability to flex costs in line with revenues, pushing its general and administrative expenses to an all-time low. Thanks to continued cost discipline, Business Banking Switzerland reported another quarter of good performance, with the year to date now containing its three most profitable ever quarters. UBS PaineWebber continues to show very strong cost control. Its quarterly expenses were at the lowest since joining UBS, reflecting significant reductions in non-financial advisor headcount and broad expenditure cuts in all areas of its business.

      The Group's annualized return on equity for the first nine months of 2002, pre-goodwill and adjusted for the first quarter disposal of Hyposwiss, was 14.6%, down from 15.1% a year ago. In the third quarter and pre-goodwill, basic earnings per share were CHF 1.04, up 7% from a year earlier. Both these key measures have been strongly supported by our ongoing share buyback programs, which continue to return retained earnings directly to shareholders. The pre-goodwill cost/income ratio is almost stable year on year at 80.1% compared to 79.9% in third quarter last year, despite the shortage of revenue opportunities.

      Once again, our wealth management businesses proved their asset gathering ability, bringing in net new money of CHF 12.7 billion for the quarter. International private banking clients invested a record CHF 9.8 billion in net new money. And, after our European wealth management initiative demonstrated its defensive qualities during Italy's tax amnesty, this quarter it shows its growth potential, achieving a record net new money inflow of CHF 2.5 billion, an annualized rate of almost 40%. UBS PaineWebber also outperformed its peers in the US, recording a net new money inflow of CHF 3.4 billion, displaying its ability to grow market share, even in difficult conditions. Since PaineWebber became part of UBS, its market share in the US private clients market has risen to 13.7% from 11.7%. In investment banking, UBS Warburg's US market share has reached 3.9%, its highest level so far, confirming the progress of this second major strategic initiative.

Safeguarding our clients' right to financial privacy

As our shareholders, you may have followed the debate and ongoing negotiations between the European Union and Switzerland over the issue of financial privacy. The EU's current negotiating position is to ask Switzerland to participate in their planned system of information exchange regarding cross-border savings. EU member states hope to introduce such a system from 2011 onwards. The Swiss government - committed to protecting both financial privacy and fighting tax evasion - has co-operated by offering to impose an equivalent measure for EU citizens holding assets in Switzerland, or more specifically, a withholding tax. We strongly believe that the withholding tax method is more effective and efficient than an automatic exchange of information. A similar system has a strong record in Switzerland and elsewhere and is less bureaucratic. In the current discussion with the EU, UBS fully supports the official Swiss position.

      We are firmly convinced that our clients have a right to financial privacy and that we should now justify the trust they have placed in us and in Switzerland over the years. We will remain closely engaged in developments regarding the EU and are hopeful that a mutually acceptable solution will emerge.

One firm, one brand

      From the second half of 2003, our businesses will be represented by the single UBS brand. We will no longer market services using the UBS Warburg and UBS PaineWebber brands. The move to a simpler branding accurately reflects our integrated business model and the "one firm" approach we deliver to our clients. And, building on our shared values and aspirations, the creation of a single brand will give an additional impulse to a shared sense of identity with UBS.

      Before making the decision to move to a single brand, we conducted a thorough review of our brand strategy, which focused on brand values as much as brand structure. The results showed that all our different client groups had similar expectations regarding the provision of financial services and, consequently, their relationship with UBS. Across the board, they expect their financial service provider to relentlessly pursue their financial success, and provide access to the resources of a global powerhouse, while giving proactive advice and a choice of solutions. Further findings underlined that UBS is not only the enduring and unifying element within our current brand architecture, but also enjoys the highest recognition and favorability among all our current brands. In comparison to other top brands in the financial services industry, the UBS brand currently scores second overall in a ranking of positive image.

      We have benefited hugely from the strength of our existing brands - just as our culture has benefited extensively from the rich heritage of all the firms which have become part of UBS. The UBS brand itself has gained strength from the brands acquired during the firm's transformation to become a major global player. In particular, the strength of the PaineWebber name has helped us to raise our profile and hence our success in the US market. So although we are now removing the PaineWebber name from our balance sheet, its value lives on as part of the UBS brand.

      With a single brand, we will be able to concentrate our marketing capabilities and activities in building one clear and unique corporate identity, giving clients a sharper idea of what UBS stands for and how its businesses fit together. Having a strong brand is critical in the financial services industry and one of the major factors that attracts new clients. Strengthening and simplifying our brand identity and working hard to promote it forms a key part of our organic growth drive. UBS has emerged as one of the world's flagship financial institutions and needs a flagship brand. This move is a signal of our unity, our strength, and our momentum.

Outlook

In the current environment, we need a prudent balance between our acknowledged defensive characteristics and our optimistic and entrepreneurial attitude towards the long-term prospects for our global franchise, and for financial markets as a whole. Even though the tight management of costs has provided an important contribution to our results in the third quarter, it is not in any way slowing down the initiatives we have launched to grow our core businesses, which are gaining market share and are poised for rapid success as and when economies around the world recover sustainably.

      For now though, the prospects of a sustained global economic recovery remain distant and investor confidence in equity markets remains low. Therefore, our view that our 2002 results are unlikely to reach those of 2001 has not changed over the quarter.

12 November 2002

UBS AG

/s/ Marcel Ospel                                  /s/ Peter Wuffli

Marcel Ospel                                      Peter Wuffli
Chairman                                          President

Group Review
12 November 2002


Group Review


UBS to move to a single brand

In the second half of 2003, we will be implementing a new brand strategy and architecture. Our businesses are to be represented by the single UBS brand and they will no longer market their services using the UBS Warburg or UBS PaineWebber brands. The move to a simpler brand architecture accurately reflects UBS's integrated business model and the "one firm" approach we deliver to our clients. Overall, the introduction of a masterbrand strategy will also increase the cost efficiency of our marketing efforts as they will no longer be divided among three brands.

      In recent years, we have benefited hugely from the strength of the brands that were acquired through mergers and acquisitions. In particular, the strength of the PaineWebber name has helped to raise UBS's familiarity among US clients - both corporate and private. In 1999, before the acquisition of PaineWebber, awareness of the UBS brand in the US was in the low single digits in percentage terms. Two years after the deal, 40% of private clients and 55% of corporate and institutional clients in the US are familiar with the UBS brand. Because of this increased profile and client recognition, UBS has grown its US market share in both investment banking and wealth management as well as improving its US recruiting profile, helping it to attract and hire exceptional talent.

      Although the economic value of the PaineWebber brand is preserved by the transfer of its brand equity to UBS, accounting rules do not allow the continued capitalization of the transferred value. The decision to introduce a single brand will therefore lead to a non-cash net writedown of approximately CHF 1.0 billion, which will be recorded as a significant financial event in our earnings in fourth quarter 2002. If we had kept the brand, amortization charges would have impacted our income statement for the next 18 years. The writedown has no impact on acquired goodwill but will decrease our BIS Tier 1 ratio by approximately 0.3 percentage points.

UBS to sell Hirslanden

On 1 November, we announced the sale of our 91.15% stake in Hirslanden Holding AG, Switzerland's largest private hospital chain, to funds managed by BC Partners, who already own the largest chain of acute care hospitals in the UK. The transaction is expected to close in fourth quarter 2002, at which time we will record a gain of approximately CHF 75 million in the Corporate Center. It will be treated as a significant financial event.

Group Review
12 November 2002

UBS Group Performance Against Targets

Year to date, annualized                                            30.9.02     30.6.02   30.9.01
-------------------------------------------------------------------------------------------------
RoE (%)
as reported                                                           11.8       12.8       12.0
before goodwill and adjusted for significant financial events (1)     14.6       15.6       15.1
-------------------------------------------------------------------------------------------------
For the quarter ended                                               30.9.02     30.6.02   30.9.01
-------------------------------------------------------------------------------------------------
Basic EPS (CHF)
as reported                                                           0.79       1.09       0.72
before goodwill and adjusted for significant financial events (1)     1.04       1.33       0.97
-------------------------------------------------------------------------------------------------
Cost/income ratio (%)
as reported                                                           83.9       80.3       83.6
before goodwill and adjusted for significant financial events (1)     80.1       77.0       79.9
-------------------------------------------------------------------------------------------------
Net new money, private client units (CHF billion)(4)(5)
Private Banking                                                        9.3        2.6        7.0
UBS PaineWebber                                                        3.4        1.4       10.9
-------------------------------------------------------------------------------------------------
Total                                                                 12.7        4.0       17.9
=================================================================================================

RoE(1)(2)
[BAR CHART OMITTED]

Basic EPS (1) (CHF)
[BAR CHART OMITTED]

Cost/income ratio(1)
[BAR CHART OMITTED]

Net new money, private client units (CHF billion)(3)(4)(5)(CHF billion) [BAR CHART OMITTED]


(1) Excludes the amortization of goodwill and other intangible assets and adjusted for significant financial events.

(2)   Year to date, annualized.

(3)   Private Banking and UBS PaineWebber.

(4)   Excludes interest and dividend income.

(5) Private Banking net new money is calculated based on the new structure for UBS Wealth Management & Business Banking effective 1 July 2002. Prior period figures have been restated accordingly.

Invested Assets                                                         Net new
                                                                        money(1)
CHF billion                                   30.9.02  30.6.02 % change   3Q 02
--------------------------------------------------------------------------------
UBS Group                                      2,070    2,198     (6)     15.2
--------------------------------------------------------------------------------
UBS Wealth Management & Business Banking(2)
Private Banking                                  701      726     (3)      9.3
Business Banking Switzerland                     202      211     (4)      4.3
--------------------------------------------------------------------------------
UBS Global Asset Management
Institutional                                    279      309    (10)     (3.2)
Wholesale Intermediary                           288      303     (5)      1.3
--------------------------------------------------------------------------------
UBS Warburg                                        3        3      0       0.1
--------------------------------------------------------------------------------
UBS PaineWebber                                  597      646     (8)      3.4
================================================================================

(1)   Excludes interest and dividend income.

(2) Calculated based on the new structure for UBS Wealth Management & Business Banking effective 1 July 2002. For further information, please refer to the investor release reflecting the new structure of UBS Wealth Management & Business Banking at www.ubs.com/investors. Prior period figures have been restated accordingly.

Group targets

UBS focuses on four key performance targets, designed to deliver continually improving returns to our shareholders.

Before goodwill and adjusted for significant financial events:

- Our annualized return on equity for the first nine months of 2002 was 14.6%, down from 15.1% a year ago. Market-related declines in earnings were largely compensated by the lower average level of equity resulting from our ongoing share buyback programs.

- Basic earnings per share in third quarter 2002 were CHF 1.04, an increase of 7% from the same quarter last year. The 2% rise in net profit was enhanced by our ongoing share buyback programs, which have reduced the weighted average number of shares outstanding by 5% over the last 12 months.

- The cost/income ratio this quarter increased slightly to 80.1% from 79.9% in third quarter last year. Ongoing cost initiatives across all our businesses could not fully counteract lower asset-based revenues, which fell as a result of declining market levels. The ratio was also affected by subdued levels of transaction and corporate activity due to poor market conditions as well as continued private equity writedowns. UBS Capital's results account for 4% of the Group's cost/income ratio. Total operating expenses fell 9% compared to the same quarter a year ago and were at their lowest level since the merger with PaineWebber.

Net new money in the private client units (Private Banking and UBS PaineWebber) was CHF 12.7 billion this quarter, up by CHF 8.7 billion from second quarter, which was affected by Italy's tax amnesty. Private Banking continued to report very strong net new money, with this quarter's result at CHF 9.3 billion. This was mainly due to record flows of CHF 9.8 billion from international clients. That result was in turn boosted by our European wealth management initiative, which reported a record CHF 2.5 billion in net new money. In the US, UBS PaineWebber's net new money was CHF 3.4 billion, up from CHF 1.4 billion in second quarter 2002. Both Private Banking and UBS PaineWebber's results reflect the strength of our client franchise and are evidence of the value clients place on quality advice in difficult times.

Significant financial events

There were no significant financial events in third or second quarter 2002 or third quarter 2001. In first quarter 2002, we realized a pre-tax gain of CHF 155 million from the sale of Hyposwiss. Significant financial events for the periods reported are shown in the table on the next page.

Results

Net profit increased by 4% from CHF 903 million in third quarter 2001 to CHF 942 million in third quarter 2002. Before goodwill, net profit increased 2% to CHF 1,247 million in this quarter compared to CHF 1,227 million in the same quarter a year ago.

Operating income

Operating income was CHF 8,000 million in the third quarter, a decrease of 8% compared to a

Group Review
12 November 2002

Significant Financial Events

                                                                     Quarter ended             Year to date
                                                              ---------------------------   ------------------
CHF million                                                   30.9.02   30.6.02   30.9.01   30.9.02    30.9.01
--------------------------------------------------------------------------------------------------------------
Operating income as reported                                   8,000     9,008     8,704     26,597     28,652
Gain on disposal of Hyposwiss                                                                  (155)
--------------------------------------------------------------------------------------------------------------
Adjusted operating income                                      8,000     9,008     8,704     26,442     28,652
--------------------------------------------------------------------------------------------------------------
Operating expenses as reported                                 6,788     7,263     7,418     21,801     23,314
No significant financial events
--------------------------------------------------------------------------------------------------------------
Adjusted operating expenses                                    6,788     7,263     7,418     21,801     23,314
--------------------------------------------------------------------------------------------------------------
Adjusted operating profit before tax and minority interests    1,212     1,745     1,286      4,641      5,338
==============================================================================================================
Tax expense                                                      202       328       296        887      1,228
Tax effect of significant financial events                                                      (30)
--------------------------------------------------------------------------------------------------------------
Adjusted tax expense                                             202       328       296        857      1,228
Minority interests                                               (68)      (86)      (87)      (273)      (243)
==============================================================================================================
Adjusted net profit                                              942     1,331       903      3,511      3,867
--------------------------------------------------------------------------------------------------------------
Adjusted net profit before goodwill                            1,247     1,633     1,227      4,454      4,860
--------------------------------------------------------------------------------------------------------------

year earlier. This drop was mainly due to the difficult market environment, less buoyant trading conditions in fixed income and foreign exchange, and low transaction and activity levels among corporates and individuals. Falling market levels affected asset-based revenues while our private equity business continued to record losses due to ongoing poor valuation and exit conditions.

      Net interest income and net trading income. Net interest income rose by 58% from CHF 1,730 million in the third quarter 2001 to CHF 2,726 million in this quarter. Net trading income in the same period declined 52% to CHF 1,027 million.

      As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities which give rise to the income, rather than by the type of income generated.

      At CHF 1,238 million, net income from interest margin products dropped by 14% from the third quarter a year ago reflecting lower margins on cash accounts, especially those denominated in US dollars, euros and Swiss francs, as interest rate levels for those currencies fell to low levels.


Net Interest and Trading Income

                                                                  Quarter ended              % change from         Year to date
                                                         -------------------------------     -------------     --------------------
CHF million                                              30.9.02     30.6.02     30.9.01     2Q02     3Q01     30.9.02      30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                       2,726       2,360       1,730       16       58        7,849        5,420
Net trading income                                        1,027       1,896       2,160      (46)     (52)       4,906        7,878
-----------------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income                     3,753       4,256       3,890      (12)      (4)      12,755       13,298
===================================================================================================================================

Breakdown by business activity:
-----------------------------------------------------------------------------------------------------------------------------------
Net income from interest margin products                  1,238       1,318       1,436       (6)     (14)       3,979        4,294
Net income from trading activities                        2,542       2,810       2,566      (10)      (1)       8,634        9,345
Net income from treasury activities                         328         485         335      (32)      (2)       1,232        1,063
Other (1)                                                  (355)       (357)       (447)       1       21       (1,090)      (1,404)
-----------------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income                     3,753       4,256       3,890      (12)      (4)      12,755       13,298
===================================================================================================================================

(1)   Principally goodwill funding costs.

In addition, the lower US dollar led to a decline in the Swiss franc equivalent of US dollar interest rate revenues.

      Net income from trading activities dropped a marginal 1% to CHF 2,542 million in third quarter from the CHF 2,566 million recorded a year earlier. Equity trading revenues, at CHF 807 million, were up from the same quarter last year which was affected by September 11 related market disruption. Revenues in fixed income trading were CHF 1,388 million, down from the third quarter a year earlier, when the trading environment for fixed income was buoyant with co-ordinated rate cuts across major markets. Also in the third quarter, there was a mark-to-market gain of CHF 321 million on credit default swaps hedging existing credit exposures. Page 11 of our first quarter 2002 report contains further information on how we use credit default swaps to hedge our credit exposures. Finally, foreign exchange trading revenues, at CHF 288 million, were lower than a year ago as overall volatility subsided.

      Net income from treasury activities was CHF 328 million in the third quarter, a decrease of 2% compared to the same quarter a year earlier. This drop was driven by an unrealized loss of CHF 46 million on derivatives used to economically hedge interest rate risk related to structured notes issued, which was partially offset by higher income from invested equity (see page 9 and 10 of our Second Quarter Report for further information on structured notes issued).

      Other net trading and interest income showed a loss of CHF 355 million in the third quarter 2002 compared to a CHF 447 million loss in the same quarter last year, reflecting lower goodwill funding costs due to the weakening of the US dollar against the Swiss franc as well as reduced funding costs for UBS Capital and our corporate real estate portfolio.

      Net fee and commission income decreased by 10% from CHF 4,783 million in third quarter last year to CHF 4,299 million in third quarter this year, mainly due to lower primary and secondary market activity and market-related declines in asset levels, which influenced recurring fee income. Underwriting fees remained resilient and increased 1% to CHF 528 million in the period. Fixed income underwriting revenues remained strong and went up 41%, whereas equity underwriting revenues dropped by 17%. Corporate finance fees, down 47% at CHF 167 million, remained at a very low level, reflecting a lack of corporate activity. At CHF 1,098 million, net brokerage fees fell 7% compared to third quarter 2001. Sharply lower individual client activity levels influenced revenues. However, we continue to gain market share as the decrease in overall market volumes was sharper. Investment fund fees dropped by 8% to CHF 951 million in third quarter 2002. Market-related declines in asset levels negatively impacted these fees.

      Other income decreased by 79% to CHF 43 million in third quarter 2002. This drop mainly reflects higher writedowns in UBS Capital's private equity portfolio, which was partially offset by a rise in gains related to disposals of other financial investments, mainly the disposal of our Clearstream participation.

Operating expenses

Total operating expenses dropped by 8% from CHF 7,418 million in third quarter 2001 to CHF 6,788 million in this quarter, the lowest level since the merger with PaineWebber, reflecting our ongoing cost initiatives and ability to adjust our costs in line with revenue developments.

      Personnel expenses, at CHF 4,411 million, dropped by 9% from third quarter 2001, reflecting revenue-related declines in performance-related compensation, and lower salaries following a year on year headcount reduction of 7% at UBS PaineWebber and 5% in the Business Banking Switzerland unit. The decrease was additionally helped by a drop in contractor expenses, as well as lower training and recruitment expenses. In particular, UBS PaineWebber continues to post a positive expense development, reporting its lowest level of quarterly personnel expenses since becoming part of UBS, reflecting the success of ongoing cost initiatives and headcount reductions.

      Third quarter general and administrative expenses were CHF 1,720 million, 7% less than they were a year ago, with declines seen in nearly all cost categories. Administration, telecommunication, mail, IT, outsourcing, travel and entertainment all saw notable drops, although they were partially offset by higher rent and maintenance expenses, as well as higher operational and liability risk provisions.

      Depreciation dropped by 11% to CHF 352 million compared to third quarter 2001. The

Group Review
12 November 2002

Actual credit loss expense/(recovery)

                                                       Quarter ended                      % change from              Year to date
                                             ----------------------------------          ------------------      -------------------
CHF million                                  30.9.02      30.6.02       30.9.01          2Q02          3Q01      30.9.02     30.9.01
------------------------------------------------------------------------------------------------------------------------------------
UBS Wealth Management &
Business Banking                                  60           60            (6)            0                        181          35
UBS Warburg                                       30          (24)          174                         (83)          37         337
UBS PaineWebber                                   10            1             3           900           233           14          11
Corporate Center                                  (5)           0             0                                      (15)          0
------------------------------------------------------------------------------------------------------------------------------------
UBS Group                                         95           37           171           157           (44)         217         383
====================================================================================================================================

decline reflects lower depreciation charges for machines and equipment compared to a year ago.

At CHF 305 million, amortization of goodwill and other intangible assets fell by 6% from third quarter last year, mainly due to the weaker US dollar against the Swiss franc.

Tax

The Group tax expense of CHF 202 million in third quarter 2002 reflects an effective tax rate of 16.7%, leading to a year to date tax rate of 18.5%, below last year's full year rate of 21%. The decline is mainly driven by a lower progressive tax rate in Switzerland, and the ability to benefit from tax loss carry forwards in the US and the UK. We expect a similar tax rate to the current year to date rate for the remainder of the year.

Credit risk

As in previous quarters, the performance of UBS' credit portfolio remains very resilient in an extremely weak international credit climate. Credit loss expense during the quarter amounted to CHF 95 million compared to CHF 171 million reported in third quarter 2001. Compared to second quarter 2002, the increase in credit loss expense amounted to CHF 58 million. Overall credit loss is still running at around half the statistically expected over-the-cycle average.

Allowances and provisions for credit risk

                                                                  UBS Wealth Management &
                                                                     Business Banking
CHF million                                                          -----------------
As at                                                                30.9.02   30.6.02
----------------------------------------------------------------------------------------
Loans (gross)                                                        177,310   179,547
----------------------------------------------------------------------------------------
Non-performing loans                                                   5,605     6,138
Other impaired loans                                                   3,538     3,774
----------------------------------------------------------------------------------------
Total impaired loans                                                   9,143     9,912
----------------------------------------------------------------------------------------
Allowances for non-performing loans                                    3,292     3,502
Allowances for other impaired loans                                      716     1,031
----------------------------------------------------------------------------------------
Total allowances for impaired loans                                    4,008     4,533
----------------------------------------------------------------------------------------
Other allowances and provisions                                          398       354
----------------------------------------------------------------------------------------
Total allowances and provisions                                        4,406     4,887
========================================================================================
of which country allowances and provisions                               518       501
----------------------------------------------------------------------------------------

Ratios
Impaired loans as a % of gross loans                                     5.2       5.5
----------------------------------------------------------------------------------------
Non-performing loans as a % of gross loans                               3.2       3.4
----------------------------------------------------------------------------------------
Allowances and provisions for credit loss as a % of gross loans          2.5       2.7
----------------------------------------------------------------------------------------
Allowances for impaired loans as a % of impaired loans                  43.8      45.7
----------------------------------------------------------------------------------------
Allowances for non-performing loans as a % of non-performing loans      58.7      57.1
========================================================================================

Such outperformance is unlikely to continue, as the global credit environment continues to worsen.

      UBS Wealth Management and Business Banking reported an actual credit loss expense of CHF 60 million for the quarter, unchanged from last quarter. The macro-economic climate in Switzerland has weakened. However, this has been offset by continued improvement in our portfolio mix resulting from recovery success, pricing and the repositioning of origination strategy. Thanks to conservative margin requirements in our collateralized lending business, the fall in global equity markets did not result in increased credit loss levels in our private banking business. Furthermore, there have as yet not been any clear signals of a weakening in the real estate market in Switzerland.

      At UBS Warburg, we experienced a net credit loss expense of CHF 30 million in the third quarter, compared to a net recovery of CHF 24 million in second quarter 2002 and credit loss expense of CHF 174 million in third quarter 2001. This very strong performance illustrates that we are well positioned for the difficult environment. Our exposure to emerging markets has been reduced to record low levels and we have taken further steps to reduce and/or hedge our already low exposure to underperforming industry sectors.

      As reported on previous occasions, UBS makes active use of credit derivatives to help manage its credit risk. Given that changes in the fair value of these credit derivatives are recorded in trading revenues, the positive impact of credit hedging does not translate into reduced credit loss expense. Please refer to page 11 in our First Quarter 2002 Report for further explanatory notes.

      UBS's gross loans decreased to CHF 246 billion on 30 September 2002 from CHF 256 billion on 30 June 2002.

      The loan portfolio of UBS Wealth Management & Business Banking declined by 1.2% to CHF 177.3 billion from CHF 179.5 billion at mid-year. While collateralized loans in Private Banking increased by CHF 844 million, the Business Banking area reported a decline of CHF 3.1 billion. Repayments and the workout of impaired positions more than offset the weak demand for new lending, reflecting the subdued economic environment in Switzerland.

      UBS Warburg's loan book shrank by CHF 6.6 billion or 10.6% to CHF 55.3 billion on

Allowances and provisions for credit risk

                                                                    UBS Global
                                                                Asset Management    UBS Warburg    UBS PaineWebber  Corporate Center
CHF million                                                     ---------------- ----------------  ---------------  ----------------
As at                                                           30.9.0  30.6.02  30.9.02  30.6.02  30.9.02  30.6.02 30.9.02 30.6.02
------------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                                                      388      495   55,277   61,859   13,114   14,119     197     214
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans                                                 0       0    1,236    1,278        0        0       0       5
Other impaired loans                                                 0       0    1,238    1,381       31       37       0       0
------------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                                                 0       0    2,474    2,659       31       37       0       5
------------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans                                  0       0      943      961        0        0       0       5
Allowances for other impaired loans                                  0       0      650      711       31       37       0       0
------------------------------------------------------------------------------------------------------------------------------------
Total allowances for impaired loans                                  0       0    1,593    1,672       31       37       0       5
------------------------------------------------------------------------------------------------------------------------------------
Other allowances and provisions                                      0       0      395      475       15        0       0       0
------------------------------------------------------------------------------------------------------------------------------------
Total allowances and provisions                                      0       0    1,988    2,147       46       37       0       5
====================================================================================================================================
of which country allowances and provisions                           0       0      351      406        0        0       0       0
------------------------------------------------------------------------------------------------------------------------------------


Ratios
Impaired loans as a % of gross loans                                                4.5      4.3      0.2      0.3             2.3
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a % of gross loans                                          2.2      2.1      0.0      0.0             2.3
------------------------------------------------------------------------------------------------------------------------------------
Allowances and provisions for credit loss as a % of gross loans                     3.6      3.5      0.4      0.3             2.3
------------------------------------------------------------------------------------------------------------------------------------
Allowances for impaired loans as a % of impaired loans                             64.4     62.9    100.0    100.0           100.0
------------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans as a % of  non-performing loans                76.3     75.2                             100.0
====================================================================================================================================


                                                                            UBS Group
CHF million                                                            -----------------
As at                                                                  30.9.02   30.6.02
----------------------------------------------------------------------------------------
Loans (gross)                                                          246,286   256,234
----------------------------------------------------------------------------------------
Non-performing loans                                                    6,841     7,421
Other impaired loans                                                    4,807     5,192
----------------------------------------------------------------------------------------
Total impaired loans                                                   11,648    12,613
----------------------------------------------------------------------------------------
Allowances for non-performing loans                                     4,235     4,468
Allowances for other impaired loans                                     1,397     1,779
----------------------------------------------------------------------------------------
Total allowances for impaired loans                                     5,632     6,247
----------------------------------------------------------------------------------------
Other allowances and provisions                                           808       829
----------------------------------------------------------------------------------------
Total allowances and provisions                                         6,440     7,076
========================================================================================
of which country allowances and provisions                                869       907
----------------------------------------------------------------------------------------


Ratios
Impaired loans as a % of gross loans                                      4.7       4.9
----------------------------------------------------------------------------------------
Non-performing loans as a % of gross loans                                2.8       2.9
----------------------------------------------------------------------------------------
Allowances and provisions for credit loss as a % of gross loan            2.6       2.8
----------------------------------------------------------------------------------------
Allowances for impaired loans as a % of impaired loans                   48.4      49.5
----------------------------------------------------------------------------------------
Allowances for non-performing loans as a % of non-performing loans       61.9      60.2
=======================================================================================

Group Review
12 November 2002

UBS Group: Value at Risk (10 day 99% confidence)

                                                                Quarter ended 30.9.02              Quarter ended 30.6.02
                                                          -------------------------------    ---------------------------------
CHF million                                      Limits   Min.    Max.   Average  30.9.02    Min.    Max.    Average   30.6.02
------------------------------------------------------------------------------------------------------------------------------
Business Groups
UBS Warburg(1)                                     450   226.4   323.2    284.0    278.0    198.3   287.8      246.5    224.3
UBS PaineWebber                                     50    11.1    26.7     16.0     18.5     13.7    36.2       20.5     29.7
UBS Global Asset Management                         30     7.5     9.0      8.1      7.6      8.4    12.6        9.8      8.4
UBS Wealth Management &
Business Banking(2)                                 50     4.9     6.4      5.5      5.3      4.9     8.9        6.2      6.3
Corporate Center(3)                                150    31.2    45.8     40.4     39.2     30.1    40.3       35.0     30.1
Reserve                                            150
Diversification effect                                      (4)     (4)   (69.8)   (73.7)      (4)     (4)     (63.1)   (56.7)
------------------------------------------------------------------------------------------------------------------------------
Total                                              600   234.4   326.9    284.2    274.9    211.3   300.5      254.9    242.1
==============================================================================================================================

(1)   Includes UBS Warburg Energy.

(2)   Includes interest rate exposures in the banking books of the Private
      Banks.

(3)   Includes interest rate exposures in the banking book of Group Treasury.

(4) As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS Warburg - Corporate and Institutional Clients: Value at Risk (10 day 99% confidence)

                                                                  Quarter ended 30.9.02                 Quarter ended 30.6.02
                                                            ----------------------------------    ---------------------------------
CHF million                                                  Min.     Max.  Average    30.9.02     Min.     Max.  Average    30.6.02
------------------------------------------------------------------------------------------------------------------------------------
Risk type
Equities                                                    148.6    215.8    185.3     197.8     123.3    181.7    156.7     156.5
Interest rates                                              171.4    258.9    220.3     198.3     161.8    244.0    198.6     165.7
Foreign exchange                                             22.3     60.6     44.8      43.8       8.7    100.0     43.9      30.5
Other (incl. energy)(1)                                      10.5     78.5     28.2      19.5      20.4    112.8     57.9      52.8
Diversification effect                                         (2)      (2)  (194.6)   (181.4)       (2)      (2)  (210.6)   (181.2)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                       226.4    323.2    284.0     278.0     198.3    287.8    246.5     224.3
====================================================================================================================================

(1)   Includes energy risk from UBS Warburg Energy and precious metals risk.

(2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

30 September from CHF 61.9 billion on 30 June 2002. The drop reflects reduced short term bank money market lines following mounting difficulties in the sector, as well as longer term corporate client exposures.

      Total impaired loans for the Group decreased by CHF 1 billion or 7.6% to CHF 11.6 billion in third quarter 2002, as the continued high level of workouts of recovery positions more than compensated for new impairments. As a result, the impaired loans to total loans ratio further improved to 4.7% from 4.9% in the previous quarter. The ratio of non-performing loans to gross loans also improved to 2.8% from 2.9%.

Market risk

Market risk is incurred primarily through UBS's trading activities, which are centered in the Business Group UBS Warburg.

      Market risk for UBS Warburg, as measured by the 10-day 99% confidence level Value at Risk (VaR), increased, ending the quarter at CHF 278.0 million compared with CHF 224.3 million on 30 June 2002. Average VaR utilisation over the quarter was CHF 284.0 million compared with CHF 246.5 million for the second quarter. The overall increase in VaR came mainly from interest rate and equity products, these two risk types remaining the predominant risk drivers.

      We took selective advantage of trading opportunities that arose during the quarter, but we continue to avoid risk concentrations and actively manage exposure to potential stress events.

      Market conditions in the energy market remained difficult with reduced trading volumes, and the energy risk of UBS Warburg Energy fell accordingly, as can be seen in the table above where it is included in the risk type "Other".

      The quality of the VaR model is continuously monitored by backtesting - comparing actual revenues arising from closing positions (i.e. excluding intraday revenues, fees and commissions) with the 1-day VaR calculated on these positions. The graph on the following page shows these daily revenues and the corresponding

1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables on page 12, is also shown in this graph for information. Revenues over this period were within the range predicted by the VaR model.

      UBS also routinely assesses potential stress loss against a standard set of forward-looking scenarios. Stress events modeled in our standard scenarios include crises in equity markets, emerging markets, interest rates and corporate bonds. These scenarios are kept under constant review and fine-tuned as necessary. Stress exposure was somewhat up from the last quarter but remains relatively low by historical standards. We also monitor our positions against more specific scenarios that target individual sectors or are based on current concerns.

Capital management

We are dedicated to remaining one of the best capitalized financial services firms in the world and will therefore continue to manage our balance sheet prudently. With this clear focus and our strong cash flow generation we have been able to keep our BIS Tier 1 ratio high while buying back shares aggressively.

      The Group's Tier 1 ratio dropped slightly from 11.8% at the end of June to 11.6% at the end of September. While risk-weighted assets dropped in the period by 1% from CHF 249 billion to CHF 246 billion, reflecting reduced customer loans (partially offset by slightly higher VaR capital requirements), Tier 1 capital fell even more than risk-weighted assets, from CHF 29.4 billion to CHF 28.5 billion, with our ongoing share buyback program outweighing retained earnings.

UBS Warburg
Backtesting Revenue(1) and VaR
[CHART OMITTED]

(1) Excluding non-trading revenues, such as commissions, fees and revenues from intraday trading.

BIS Capital and Ratios

                                                                                   % change from
CHF million, except where indicated                                              -----------------
As at                                     30.9.02      30.6.02     31.12.01      30.6.02  31.12.01
--------------------------------------------------------------------------------------------------
Risk-weighted assets                      245,564      249,110      253,735           (1)       (3)
--------------------------------------------------------------------------------------------------
BIS Tier 1 capital                         28,527       29,418       29,322           (3)       (3)
of which hybrid Tier 1 capital(1)           3,396        3,407        3,848            0       (12)
BIS total capital                          34,854       36,128       37,471           (4)       (7)
--------------------------------------------------------------------------------------------------
BIS Tier 1 capital ratio (%)                 11.6         11.8         11.6
of which hybrid Tier 1 capital (%)(1)         1.4          1.4          1.5
BIS total capital ratio (%)                  14.2         14.5         14.8
==================================================================================================

(1)   Trust preferred securities.

Buyback program

In the third quarter, we repurchased 27,427,907 shares under the 2002 share buyback program, bringing the total purchased by the 2002 program in the nine months to 30 September 2002 to 62,811,279 shares. The shares were purchased at an average price of CHF 74.96 for a total value of CHF 4.7 billion.

      Subsequent to the end of the quarter, our 2002 share buyback program was completed early on 8 October. A total of 67,700,000 shares were acquired at average price of CHF 73.84, bringing the aggregate value of shares purchased to the established buyback limit of CHF 5 billion. These shares will be cancelled following approval by next year's AGM.

      Due to our strong capitalization, we decided to immediately launch a new share buyback pro

Group Review
12 November 2002

UBS Shares and Market Capitalization

                                                                                                                      % change from
Number of shares, except where indicated                                                                          -----------------
As at                                                     30.9.02              30.6.02              30.9.01       30.6.02    30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Total ordinary shares issued                        1,254,852,158        1,283,184,984        1,281,052,743         (2)        (2)
Second trading line treasury shares
     2001 program                                                          (28,818,690)         (17,549,356)      (100)      (100)
     2002 program                                     (62,811,279)         (35,383,372)                             78
------------------------------------------------------------------------------------------------------------------------------------
Shares outstanding for
market capitalization                               1,192,040,879        1,218,982,922        1,263,503,387         (2)        (6)
------------------------------------------------------------------------------------------------------------------------------------
Share price (CHF)                                           61.30                74.85                75.60        (18)       (19)
------------------------------------------------------------------------------------------------------------------------------------
Market capitalization (CHF million)                        73,072               91,241               95,521        (20)       (24)
====================================================================================================================================
Total treasury shares                                  68,752,679           72,852,244           25,028,301         (6)       175
------------------------------------------------------------------------------------------------------------------------------------

gram, which will again lead to the cancellation of repurchased shares. The Board of Directors established a maximum buyback limit of CHF 3 billion, with the program seen running until 5 March 2003.

Treasury shares

International Accounting Standards require a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders' equity.

      Our holding of our own shares decreased from 72,852,244, or 5.7% of shares issued, on 30 June 2002, to 68,752,679 shares, or 5.5% of shares issued, on 30 September 2002, reflecting the cancellation in July of shares purchased under our 2001 repurchase program and lower holdings for general treasury purposes and UBS Warburg activities.

      Of these treasury shares, 62,811,279 shares were purchased under our now completed 2002 second line buyback program. The remaining 5,941,400 shares were held for general treasury purposes, including coverage of employee share and option programs, and for market making activities by UBS Warburg. UBS Warburg acts as a market maker in UBS shares as well as derivatives related to those shares and may hold a significant amount of UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in its trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

UBS Wealth Management & Business Banking
12 November 2002

UBS Wealth Management & Business Banking

[PHOTO]
Georges Gagnebin
Chairman UBS Wealth Management & Business Banking

[PHOTO]
Marcel Rohner
CEO UBS Wealth Management & Business Banking

In third quarter 2002, Private Banking's profit before tax was CHF 644 million, down 15% from the second quarter. Net new money, at CHF 9.3 billion, was at its second highest level ever. Business Banking Switzerland's pre-tax profit was CHF 487 million in third quarter 2002, a 3% decline from second quarter 2002. Rising revenues offset higher general and administrative expenses.

--------------------------------------------------------------------------------
Business Group Reporting

                                                              Quarter ended                % change from            Year to date
                                                    ---------------------------------      --------------      ---------------------
CHF million, except where indicated                 30.9.02      30.6.02      30.9.01      2Q02      3Q01      30.9.02      30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                               3,177        3,258        3,255        (2)       (2)       9,786(1)     10,234
Credit loss expense(2)                                 (75)         (82)        (135)       (9)      (44)        (250)         (476)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                               3,102        3,176        3,120        (2)       (1)       9,536         9,758
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   1,216        1,170        1,205         4         1        3,613         3,684
General and administrative expenses                    621          595          576         4         8        1,789         1,788
Depreciation                                           109          121          161       (10)      (32)         355           454
Amortization of goodwill and
other intangible assets                                 25           26           27        (4)       (7)          78            83
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             1,971        1,912        1,969         3         0        5,835         6,009
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                1,131        1,264        1,151       (11)       (2)       3,701         3,749
====================================================================================================================================
Business Group performance before tax
and goodwill(3)                                      1,156        1,290        1,178       (10)       (2)       3,779         3,832

Additional information
Regulatory equity allocated (average)                8,850        9,000        9,400        (2)       (6)
Cost/income ratio (%)(4)                              62           59           60                                 60            59
Cost/income ratio before goodwill (%)(3)(4)           61           58           60                                 59            58
====================================================================================================================================

(1) Excludes significant financial event: Gain on disposal of Hyposwiss of CHF 155 million.

(2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

(3)   Excludes the amortization of goodwill and other intangible assets.

(4)   Operating expenses/operating income before credit loss expense.

UBS Switzerland becomes UBS Wealth Management & Business Banking

On 23 October 2002, we published results for 1999, 2000, 2001, and the first two quarters of 2002 reflecting the revised business portfolio of the UBS Wealth Management & Business Banking Business Group, formerly UBS Switzerland, which became effective on 1 July 2002. Business unit results were restated to reflect the transfer of high-end affluent clients to Private Banking from the former Private and Corporate Clients unit (PCC).

      The new Business Group will report its results in the following business units:

- Private Banking, which comprises the full private banking business, now including the high-end affluent clients segment.

- Business Banking Switzerland, consisting of the individual and corporate clients businesses of the former PCC business unit.

      Because of the transfer, 526 client advisors responsible for high-end affluent clients were transferred to Private Banking, increasing its assets by approximately CHF 87 billion, and its loan

UBS Wealth Management & Business Banking
12 November 2002

book by about CHF 6 billion. The high-end affluent business has approximately CHF 330 million in quarterly revenues, and CHF 190 million in earnings, with a gross margin of around 140 basis points and a cost/income ratio of about 40%.

      We now disclose for the first time separate income data and key performance indicators for the two private banking client areas: Private Banking
- International Clients (clients domiciled outside of Switzerland) and Private Banking - Swiss Clients (clients domiciled in Switzerland). All figures and results that are presented in this report reflect the new structure and all prior periods have been restated. For more detailed information about the changes, you can refer to our homepage at: www.ubs.com/investors.

Private Banking

Business Unit Reporting

                                                                           Quarter ended           % change from      Year to date
                                                                   -----------------------------    -----------    -----------------
CHF million, except where indicated                                30.9.02    30.6.02    30.9.01    2Q02   3Q01    30.9.02   30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                                               1,752      1,898      1,850     (8)     (5)    5,573(1)   5,821
Credit loss expense(2)                                                  (4)        (7)        (8)   (43)    (50)      (18)      (28)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                               1,748      1,891      1,842     (8)     (5)    5,555     5,793
====================================================================================================================================
Personnel expenses                                                     526        518        484      2       9     1,569     1,451
General and administrative expenses                                    524        554        523     (5)      0     1,632     1,495
Depreciation                                                            29         31         41     (6)    (29)       88       104
Amortization of goodwill and other intangible assets                    25         26         27     (4)     (7)       78        83
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                             1,104      1,129      1,075     (2)      3     3,367     3,133
------------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                                   644        762        767    (15)    (16)    2,188     2,660
====================================================================================================================================
Business unit performance before tax and goodwill(3)                   669        788        794    (15)    (16)    2,266     2,743

KPI's
Invested assets (CHF billion)                                          701        726        745     (3)     (6)
Net new money (CHF billion)(4)                                         9.3        2.6        7.0                     13.5      20.9
------------------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)                                98        100         94     (2)      4        99        98
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(6)                                                63         59         58                       60        54
Cost/income ratio before goodwill (%)(3)(6)                             62         58         57                       59        52
Cost/income ratio before goodwill
and excluding the European
wealth management initiative (%)(3)(6)                                  54         52         51                       53        47
------------------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)                              3,271      3,206      2,980      2      10
====================================================================================================================================
Private Banking - International Clients
Income                                                               1,263      1,365      1,342     (7)     (6)    4,009(1)  4,147
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                                          502        510        524     (2)     (4)
Net new money (CHF billion)(4)                                         9.8        3.3        6.8                     16.4      20.2
------------------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)                               100        102         97     (2)      3       101       100
------------------------------------------------------------------------------------------------------------------------------------
European wealth management initiative (part of Private
Banking - International Clients)
Income                                                                  47         49         33     (4)     42       139       108
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                                           27         26         13      4     108
Net new money (CHF billion)(4)                                         2.5        1.8        2.0                      5.6       3.9
------------------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)                                547        502        319      9      71
------------------------------------------------------------------------------------------------------------------------------------
Private Banking - Swiss Clients
Income                                                                 489        533        508     (8)     (4)    1,564     1,674
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                                          199        216        221     (8)    (10)
Net new money (CHF billion)(4)                                        (0.5)      (0.7)       0.2                     (2.9)      0.7
------------------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)                                94         94         86      0       9        94        93
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    % change from
Additional information                                                                             --------------
As at                                                              30.9.02    30.6.02    30.9.01    2Q02    3Q01
====================================================================================================================================
Client assets (CHF billion)                                            846        881        897     (4)     (6)
Regulatory equity allocated (average)                                3,050      3,300      3,550     (8)    (14)
Headcount (full time equivalents)                                   10,482     10,241     10,076      2       4
------------------------------------------------------------------------------------------------------------------------------------

(1) Excludes significant financial event: Gain on disposal of Hyposwiss of CHF 155 million.

(2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

(3)   Excludes the amortization of goodwill and other intangible assets.

(4)   Excludes dividend and interest income.

(5)   Annualized income/average invested assets.

(6)   Operating expenses/operating income before credit loss expense.

UBS Wealth Management & Business Banking
12 November 2002

Key performance indicators

Net new money in third quarter 2002 was CHF 9.3 billion, an improvement of CHF
6.7 billion over the previous quarter, which was affected by outflows due to Italy's tax amnesty. This inflow is the second highest recorded and clearly reflects the strength of our client franchise despite difficult market conditions. The Private Banking - International Clients area reported a record CHF 9.8 billion in net new money with strong inflows across all geographical regions, while the Private Banking - Swiss Clients area showed an outflow of CHF
0.5 billion.

Net new money (CHF billion)
[BAR CHART OMITTED]

Invested assets, at CHF 701 billion on 30 September, were down 3% from CHF 726 billion on 30 June despite the strong net new money result. The overall decline reflected the substantial drop over the quarter in global equity markets.

Invested assets (CHF billion)
[BAR CHART OMITTED]

Gross margin on invested assets again proved resilient, declining just 2 basis points to 98 basis points due to a slight further decline in transaction-based revenues.

Gross margin on invested assets (bps)
[BAR CHART OMITTED]

The pre-goodwill cost/income ratio, at 62% in third quarter 2002, was up from 58% in second quarter 2002, mainly due to the decline in transaction revenue, and falling asset-based fees driven by a lower asset base. We will continue to keep costs under tight control while at the same time investing in the long-term success of our European wealth management initiative. Excluding the European wealth management initiative, the cost/income ratio increased to 54% in third quarter 2002 from 52% in second quarter 2002.

Pre-goodwill cost/income ratio (%)
[BAR CHART OMITTED]

European wealth management

Our European wealth management initiative made further progress. Net new money was CHF 2.5 billion in third quarter 2002 - the highest result recorded since the initiative's launch at the beginning of 2001, an annualized rate of almost 40%. Excellent inflows were recorded in Germany and the UK. Correspondingly, the level of invested assets also rose to a record CHF 27 billion despite falling equity markets.

      Income in third quarter 2002 was CHF 47 million, just below the record second quarter result of CHF 49 million, but well above the CHF

New new money
European wealth management (CHF billion)
[BAR CHART OMITTED]

33 million reported for the third quarter a year earlier.

      The number of client advisors rose to 547 at the end of September, up from 502 at the end of June.

Client advisors European wealth
management (full time equivalents)
[BAR CHART OMITTED]

Branch openings

Expanding our branch network is a key component of making the European wealth management initiative a success. Potential branch locations within our five target countries of Germany, Italy, France, Spain and UK are systematically screened according to a number of criteria, which include market potential, market share required to break even as well as the potential availability of top-quality client advisors.

      As part of that process, we opened a new office in Strasbourg in October, bringing our total branch network in France to six. The new Strasbourg office will allow us to improve our presence in eastern France, a region where almost 10% of France's GDP is generated.

      In a related move, UBS has received a Belgian banking license and set up a domestic private banking presence in Brussels. Although Belgium is not one of the five key countries targeted by the European wealth management initiative, it nonetheless offers important potential. The new business services clients in the French and Flemish speaking parts of Belgium, offering wealth management services for high net worth individuals and core affluent clients.

Initiatives and achievements

Financial intermediaries and UBS

Working in partnership with major banks, intermediaries are independent financial advisors, external asset managers, banks and brokers that deliver wealth management products and services to private investors.

      A recent survey of 157 financial intermediaries conducted by Swiss consumer research institute IHA-GfK rated UBS better than our competition in client advisor service quality, order processing, and other services. Our ranking has improved considerably since the last survey conducted two years ago.

      The UBS Connect online intermediary service is a key factor behind our positive results. It gives financial intermediaries full access to data on their clients' assets, asset statements, detailed portfolio statistics and performance figures. It also has direct links to the leading exchanges, enabling an intermediary working with us to place and process orders, directly and instantly. UBS Connect also provides prompt information on the allocation and settlement of transactions. When working with UBS Connect, users do not need to install any additional dedicated software on their PCs as the system is web browser-based. We also provide intermediaries with a special hotline number from which they can get advice, training and support from UBS Connect specialists.

      A tangible illustration of the success of UBS Connect is the fact that 86% of our intermediary accounts were administered through UBS Connect as of 30 June 2002.

In the clouds

When flying commercially, avid investors have, at least until now, no way of knowing what is happening to the financial markets on the ground below. To meet that demand, UBS Private Banking, UBS Warburg, SWISS Airlines and Stratos have established a platform that can supply commercial jets with periodically updat-

UBS Wealth Management & Business Banking
12 November 2002

Private Banking Investment performance (income reinvested)
[BAR CHART OMITTED]

ed in-flight financial data. Last May, UBS started offering SWISS passengers exclusive information on key global indices, SMI stocks, bond and foreign exchange data and market comments. The information is sent directly to passengers' individual video screens, and updated hourly via satellite. The service is currently offered on SWISS Airbus A330s although it is foreseen that it will be introduced on all SWISS medium and long haul routes over time.

Investment performance

UBS Strategy Funds reported a mixed set of results in the third quarter, with performance strongly influenced by global financial market developments.

      The strong outperformance versus peer funds in the last few quarters did not continue into the third quarter because of a slight strategic overweighting towards equities, which negatively impacted the performance of the funds compared to peers.

      Financial market sentiment deteriorated further in the third quarter because of the prevailing uncertainty about global economic recovery, further investor anxiety about the transparency of corporate accounts and the increasing risks of war in the Middle East. Again equity markets were hit hardest in the period, and they closed the quarter substantially lower.

      The graph above illustrates how pure equity funds saw, in absolute terms, a negative performance in third quarter - in line with global equity market developments. In contrast, bond-only funds produced positive absolute returns. In absolute terms, US dollar denominated funds reported the best performance because of their weighting towards US bonds and shares, which outperformed their European and Swiss counterparts.

      When looking at UBS Strategy Funds' overall performance, we see that it benefited from the currency strategy and market selection of bonds. Asset allocation, however, being tilted towards equities, had a negative impact on performance.

Results

In third quarter 2002, Private Banking's profit before tax was CHF 644 million, down 15% from the second quarter as the drop in invested assets as well as the low transaction activity of private investors negatively impacted our fee income. Costs decreased slightly, benefiting from a decline in general and administrative expenses, which however could not fully compensate for the fall in revenues.

Performance before tax (CHF million)
[BAR CHART OMITTED]

Operating income

Total operating income, at CHF 1,748 million in third quarter 2002, fell by 8% from second quarter 2002. Asset-based income fell due to a declining asset base while transaction-based income fell due to lower trading activity by private investors. The share of recurring fees to total income remained stable at 72%.

Operating expenses

Total operating expenses were CHF 1,104 million, down 2% from the previous quarter, as costs remained at a low level despite the continued investment in our European wealth management initiative. While personnel expenses increased by 2% due to a slight rise in headcount, particularly in Europe, general and administrative expenses fell 5% as we used a lower level of internal services in the third quarter, and received insurance payments related to some legal cases.

Headcount

Headcount, at 10,482, increased by 241 in third quarter, mainly reflecting our ongoing expansion in Europe as well as in other strategically important locations around the world.

Headcount (full time equivalents)
[BAR CHART OMITTED]

Outlook

Private Banking's strong net new money inflows in the third quarter reflect the confidence our clients place in our investment advice and services.

      They also demonstrate the progress of our European wealth management initiative as we continue to expand our network of top advisory talent. However, our performance in the near term will still be marked by lower revenues due to the market-driven decrease in invested assets.

UBS Wealth Management & Business Banking
12 November 2002

Business Banking Switzerland

Business Unit Reporting

                                                                      Quarter ended              % change from      Year to date
                                                             -------------------------------     -------------    -----------------
CHF million, except where indicated                          30.9.02     30.6.02     30.9.01     2Q02     3Q01    30.9.02    30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                                         1,425       1,360       1,405        5       1      4,213      4,413
Credit loss expense(1)                                           (71)        (75)       (127)      (5)    (44)      (232)      (448)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                         1,354       1,285       1,278        5       6      3,981      3,965
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                               690         652         721        6      (4)     2,044      2,233
General and administrative expenses                               97          41          53      137      83        157        293
Depreciation                                                      80          90         120      (11)    (33)       267        350
Amortization of goodwill and
other intangible assets                                            0           0           0                           0          0
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                         867         783         894       11      (3)     2,468      2,876
------------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                             487         502         384       (3)     27      1,513      1,089
====================================================================================================================================
Business unit performance before tax
and goodwill(2)                                                  487         502         384       (3)     27      1,513      1,089

KPI's
Invested assets (CHF billion)                                    202         211         209       (4)     (3)
Net new money (CHF billion)(3)                                   4.3        (0.2)        4.7                         6.4        8.8
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(4)                                          61          58          64                          59         65
Cost/income ratio before goodwill (%)(2)(4)                       61          58          64                          59         65
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans/gross
loans outstanding (%)                                            4.0         4.3         5.1
Impaired loans/gross loans outstanding (%)                       6.5         6.9         8.2
====================================================================================================================================

                                                                                                % change from       Year to date
Additional information                                                                          -------------     -----------------
As at or for the period ended                                30.9.02     30.6.02     30.9.01     2Q02     3Q01    30.9.02    30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Deferred releases included in
credit loss expense (1)                                           61          56          38        9      61        170         71
Client assets (CHF billion)                                      504         550         510       (8)     (1)
Regulatory equity allocated (average)                          5,800       5,700       5,850        2      (1)
Headcount (full time equivalents)                             18,942      19,136      19,906       (1)     (5)
------------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 34-35 of the UBS Financial Report
      2001).

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   Excludes dividend and interest income.

(4)   Operating expenses/operating income before credit loss expense.

Key performance indicators

Business Banking Switzerland reported its third best quarter ever. Although results were down slightly from the consecutive records achieved in the two previous quarters, they showed remarkable resilience considering the tough market conditions. General and administrative expenses, however, were negatively affected by higher liability risk provisions. Because of that, the cost/income ratio rose to 61% in third quarter 2002 from 58% in second quarter 2002.

Pre-goodwill cost/income ratio (%)
[BAR CHART OMITTED]

      Net new money was CHF 4.3 billion in the third quarter, reflecting large inflows from corporate clients.

      The level of invested assets was CHF 202 billion on 30 September, down 4% from 30 June, reflecting declining global equity markets.

      During the third quarter Business Banking Switzerland's loan portfolio decreased to CHF 141 billion from CHF 144 billion in second quarter 2002 reflecting the ongoing workout of the recovery portfolio, which fell from CHF
10.3 billion to CHF 9.4 billion as well as volume reductions in the corporate clients area. This development is also mirrored in key loan ratios: non-performing loans ratio dropped to 3.9% at 30 September 2002 from 4.3% at 30 June 2002, while the impaired loan ratio improved to 6.5% from 6.9% over the same period.

Impaired loans/gross loans (%)
[BAR CHART OMITTED]

      Business Banking Switzerland's net interest income in third quarter remained stable in comparison to last quarter. The volume of mortgages (especially for fixed-rate and money market products) and saving accounts rose slightly. This positive development was, however, offset by a decrease in revenues from Swiss franc cash accounts due to lower investment interest rates.

Initiatives and achievements

Strategic project portfolio

Our strategic project portfolio comprises our most important initiatives aimed at enhancing revenues and controlling costs by improving processes, products and distribution methods.

      One project to highlight is the introduction earlier this year of standard credit process software in our mortgage business, where we lead the Swiss market with a 25% share. The application, to be used by client advisors during the mortgage application process, refines and enhances our credit pricing tools, helping us to provide our clients with a more individual and differentiated mortgage offering, and allowing us to give them better advice when they are buying property.

      Additional functionality was added to the software package in the middle of the year that fully automated all the processing involved in our successful and popular line of UBS Classic and UBS Moneyline mortgage products.

      In 2003, the functionality of the software application will be further expanded to encompass our commercial property loan business.

Results

Business Banking Switzerland's pre-tax profit was CHF 487 million in third quarter 2002, a 3% decline from second quarter 2002. Rising revenues only partially offset higher general and administrative expenses, which increased because of additional liability risk provisions. Both the increase in revenues and costs were influenced by non-recurring events.

Operating income

Total operating income in the third quarter was CHF 1,354 million, up 5% or CHF 69 million

UBS Wealth Management & Business Banking
12 November 2002

Performance before tax (CHF million)
[BAR CHART OMITTED]

from the second quarter despite the adverse market environment. While fee income fell significantly in line with weaker markets, interest income remained stable. At the same time, other income rose because of a net gain from the divestment of our Clearstream participation. Business Banking Switzerland also benefited from lower credit loss expenses, at CHF 71 million in the third quarter.

Operating expenses

Operating expenses increased 11% from second quarter to CHF 867 million in the third quarter. Personnel expenses, at CHF 690 million, rose 6% due to an increase in performance-related compensation accruals. Because of higher liability risk provisions, general and administrative expenses were up CHF 56 million from the second quarter. Depreciation levels fell a further 11% to CHF 80 million in the third quarter from the second quarter because of lower charges for information technology equipment, which is increasingly being leased instead of bought.

Headcount (full time equivalents)
[BAR CHART OMITTED]

Headcount

Business Banking Switzerland's headcount fell during the quarter by 194 to 18,942 as the cost control effects of the Strategic Project Portfolio continue to be realized.

Outlook

Our clear focus on cost control as well as continued efforts to raise overall credit quality will allow us to perform satisfactorily in this difficult environment.

Playing the right card

With roughly one card in circulation for every two of its citizens, Switzerland's credit card market, at almost 3.3 million cards issued, is approaching saturation point. As Switzerland's largest financial institution, UBS annually processes 35 million credit card transactions with a business volume of CHF 7 billion, leading the market with a share of almost one-third.

      In such an environment, the key to long-term success is accurate client segmentation, skilled marketing and a culture of constant innovation. As an example of that, UBS was the first in Switzerland to provide clients with a combined Visa/ Mastercard statement. Security also ranks high on the list of client needs, for which UBS has a special set of fraud prevention tools, which can stop an attempted card transaction in Zurich, if for example, the same card was apparently used in Tokyo 30 minutes earlier.

      UBS credit cards cover a range of customer profiles and requirements. Issued in both Visa and Mastercard formats, the UBS Classic Cards are entry-level products backed by an attractive range of services. A range of "gold" cards is aimed at higher-income clients. Gold card clients, for example, can also opt to have their card billed in US dollars or euros. Rounding out the product range for private clients are two special edition cards featuring designs by modern artists Keith Haring and Roy Liechtenstein.

      Both classic and premium cards qualify the user for the UBS KeyClub, an incentive program in which bonus points can be traded in for a number of offers, including flights on Swiss airline routes, concert tickets, or two years' free use of a UBS credit card. In 2001, about half of all eligible credit card clients were members of the UBS KeyClub, earning more than 5 million bonus points (one point being roughly equivalent in value to CHF 1).

      UBS KeyClub and other services, such as travel insurance for journeys booked via a UBS card, play an important part in attracting and retaining clients. The KeyClub system encourages a higher rate of card usage among members, and provides a useful departure point for advertising and promotions.

      While private clients account for the majority of UBS credit card business, the bank also has an important presence in the high volume corporate clients credit card market. With UBS Visa Commercial Solutions, the aim is to simplify the process of business expense accounting for both staff members and their employers.

      UBS offers several value-added credit card products for corporate clients. With UBS Visa Business Card Gold, card users enjoy a number of card-based services, such as travel and loss insurance, and a "Priority Pass" to more than 350 airport lounges around the world. At the same time, accounting departments have at their disposal a flexible billing system and an array of management information that can be tailored to allow employers to see how much each employee or cost center spends.

      The UBS Visa Corporate Card gives a company the full overview of its expenses broken down by travel agencies, hotels, auto rentals etc. UBS's Visa Purchasing Card - exclusively offered by UBS in Switzerland - is an efficient instrument that optimizes a company's procurement process.

      UBS's strategy for its credit card business focuses on continued efforts to exploit economies of scale and cut unnecessary costs. Product features, such as the KeyClub, will further help differentiate the bank from competitors and deepen the relationship with our clients.

      Looking towards the future, the credit card market will remain an interesting one as everyday cash transactions become increasingly superseded by electronic ones, with UBS well-placed to benefit from that trend.

UBS Global Asset Management
12 November 2002

UBS Global Asset Management

[PHOTO]
John A. Fraser
Chairman and CEO
UBS Global Asset Management

Pre-tax profit in third quarter 2002 was CHF 26 million, down from CHF 59 million in second quarter 2002. The decline was primarily due to lower asset-based management fees which mirrored the market impact on invested assets, and a lower contribution from O'Connor. A continued commitment to cost restraint, including reductions in incentive-based compensation, partially offset the drop in revenues.

Business Group Reporting

                                                                      Quarter ended             % change from       Year to date
                                                              -------------------------------   -------------     -----------------
CHF million, except where indicated                           30.9.02     30.6.02     30.9.01   2Q02     3Q01     30.9.02   30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Institutional fees                                               182         208        250     (13)     (27)       670       884
Wholesale Intermediary fees                                      248         283        290     (12)     (14)       807       772
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                           430         491        540     (12)     (20)     1,477     1,656
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                               210         238        265     (12)     (21)       712       808
General and administrative expenses                              122         115        129       6       (5)       373       398
Depreciation                                                       8           9          9     (11)     (11)        24        30
Amortization of goodwill and
other intangible assets                                           64          70         70      (9)      (9)       208       213
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                         404         432        473      (6)     (15)     1,317     1,449
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                             26          59         67     (56)     (61)       160       207
====================================================================================================================================
Business Group performance before tax
and goodwill (1)                                                  90         129        137     (30)     (34)       368       420

KPI's
Cost/income ratio (%)(2)                                          94          88         88                          89       88
Cost/income ratio before goodwill (%)(1)(2)                       79          74         75                          75       75
====================================================================================================================================
Institutional
Invested assets (CHF billion)                                    279         309        309     (10)     (10)
Net new money (CHF billion)(3)                                  (3.2)        1.8        1.9                        (3.0)      3.8
Gross margin on invested assets (bps)(4)                          25          26         32      (4)     (22)        29        38
====================================================================================================================================
Wholesale Intermediary
Invested assets (CHF billion)                                    288         303        314      (5)      (8)
Net new money (CHF billion)(3)                                   1.3        (4.9)      10.4                        (1.6)     21.9
Gross margin on invested assets (bps)(4)                          34          35         35      (3)      (3)        34        31
====================================================================================================================================

                                                                                               % change from
Additional information                                                                         --------------
As at                                                        30.9.02     30.6.02    30.9.01    2Q02      3Q01
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                      567         612        623      (7)      (9)
Regulatory equity allocated (average)                          1,650       1,800      1,800      (8)      (8)
Headcount (full time equivalents)                              3,344       3,367      3,267      (1)       2
------------------------------------------------------------------------------------------------------------------------------------

(1)   Excludes the amortization of goodwill and other intangible assets.

(2)   Operating expenses/operating income.

(3)   Excludes interest and dividend income.

(4)   Annualized income/average invested assets.

Key performance indicators

UBS Global Asset Management's pre-goodwill cost/income ratio was 79% in third quarter 2002, a 5 percentage point increase from second quarter 2002. This was driven by the drop in revenues reflecting lower markets combined with the cost of moving to new office premises in Chicago and investment in strategic IT projects. Given the negative market conditions and the ongoing pressure on revenues, we will continue to focus on managing underlying costs tightly.

Pre-goodwill cost/income ratio (%)
[BAR CHART OMITTED]

Institutional

Institutional invested assets declined to CHF 279 billion on 30 September 2002 from CHF 309 billion on 30 June 2002, primarily reflecting lower markets and negative currency movements.

      Net new money in third quarter 2002 was a negative CHF 3.2 billion, down from the positive CHF 1.8 billion in the second quarter because of outflows from alternative asset mandates and institutional money market funds in the Americas. These net new money outflows were partially offset by inflows in equity mandates globally.

      The gross margin declined slightly to 25 basis points in third quarter 2002 from 26 basis points in second quarter 2002. This decline was primarily due to losses in high margin alternative assets at O'Connor and the impact of negative equity markets, which have gradually reduced this higher margin business's proportion of total assets.

Net new money; Institutional (CHF billion)
[BAR CHART OMITTED]

Gross margin on invested assets; Institutional (bps)
[BAR CHART OMITTED]

Wholesale Intermediary

Invested assets fell to CHF 288 billion on 30 September 2002 from CHF 303 billion on 30 June 2002, again because of negative market and currency movements.

      Third quarter mutual fund activity in our key markets mirrored the second quarter, with overall outflows in both Swiss and American markets. Lipper, a Reuters company that collects mutual fund data, estimated third quarter net outflows of CHF 2.1 billion in the Swiss market. In the US, the Investment Company Institute reported net outflows of USD 61.7 billion for the third quarter. These market outflows were primarily driven by money market funds.

      Against this background, net new money was CHF 1.3 billion in third quarter 2002, following the negative CHF 4.9 billion in second quarter, with the positive reversal due to inflows in equity and alternative asset mandates, and an absence

Net new money; Wholesale Intermediary (CHF billion)
[BAR CHART OMITTED]

UBS Global Asset Management
12 November 2002

of the outflow from volatile money market funds seen last quarter. Gross margins fell to 34 basis points in third quarter 2002 from 35 basis points in second quarter as negative equity market movements reduced the equity proportion of total assets.

Gross margin on invested assets; Wholesale Intermediary (bps)
[BAR CHART OMITTED]

Investment capabilities and performance

Global equity markets ended the quarter in negative territory with the US market, as measured by the S&P 500, posting its first consecutive quarterly double-digit percentage decline since the Second World War. Contributing to the erosion of equity values was the investor realization that any recovery would not be as robust as hoped, both with regard to economic fundamentals and earnings.

      Whilst several UBS Global Asset Management funds slightly underperformed their respective benchmarks for the quarter, year to date relative results continued to be good. Whereas our Global Equity Composite ended the third quarter lagging the MSCI World Equity Free Index, returns in the year to date and the 1-, 3- and 5-year periods significantly exceeded the benchmark. The UK Balanced Equity portfolio continued to perform well against the FTSE All-Share Index for year to date, 1-, 3-, and 5-year periods. Additionally, our US Equity Composite has surpassed the Wilshire 5000 benchmark by more than 4 percentage points year to date. It remains ahead of the benchmark for 1-, 3-, and 5-year periods after a flat performance in the third quarter.

      The deteriorating global economy and worsening credit conditions provided the backdrop for a rally in the global sovereign bond market in the third quarter. UBS Global Asset Management's Global Bond Composite exceeds the Salomon WGBI index in the year to date, 1-, and 3-year periods but trailed the index in the third quarter and for 5-year annualized returns. The US Bond Composite trailed the Lehman US Aggregate Index in the quarter to date, year to date, and 1-year periods, but exceeded it in the 3-, and 5-year periods.

      The third quarter proved to be difficult for our Global Multi-Asset fund, which underperformed the Multiple Markets Index by 1.4% percentage points, as markets worked against our asset allocation strategies for the first time in several years. Over the year to date, 1-, 3-, and 5-year periods, returns continued to be significantly ahead of the benchmark.

Initiatives and achievements

Further investment awards

Earlier this year, our investment fund products received various awards in Switzerland and the Americas. Following this, we also won several Australian investment management awards in the third quarter. For the second year running, five of our Australian funds were listed in the Australian Financial Review's
(AFR) annual Top 25 Managed Funds. Our UBS Australian Share fund placed first on the list, with AFR saying it "added more value than its peers and did it in a more risk-controlled manner".

Results

Pre-tax profit in third quarter 2002 was CHF 26 million, down from CHF 59 million in second quarter 2002. The decline was primarily due to lower asset-based management fees which mirrored the drop in invested assets, and a lower contribution from O'Connor. Continued commitment to cost restraint, including reductions in incentive-based compensation, partially offset the drop in revenues.

Performance before tax (CHF million)
[BAR CHART OMITTED]

Operating income

Operating income, at CHF 430 million, declined 12% from CHF 491 million a quarter earlier, as difficult market conditions lowered asset levels and, subsequently, asset-based fee income. This impact was the primary reason for the lower Institutional income (CHF 182 million in third quarter, down from CHF 208 million in the previous quarter) and also for the lower Wholesale Intermediary income (CHF 248 million in the third quarter, down from CHF 283 million a quarter earlier). The result was also influenced by the appreciation of the Swiss franc against the US dollar, and lower revenues at O'Connor.

Operating expenses

Third quarter operating expenses were CHF 404 million, down 6% from the second quarter's CHF 432 million, due to a continued focus on managing costs as well as the weakening of the US dollar against the Swiss franc.

      As the result of lower incentive-based compensation, personnel expenses were CHF 210 million in the third quarter, down 12% from the second quarter's CHF 238 million. General and administrative expenses rose to CHF 122 million from CHF 115 million due to costs relating to our move in Chicago to new offices, and strategic investments in our fund administration IT platform. We will continue to invest in strategically important projects while keeping tight control on overall costs.

Headcount

Headcount remained virtually unchanged at 3,344 on 30 September, down 23 from its level on 30 June.

Headcount (full time equivalents)
[BAR CHART OMITTED]

--------------------------------------------------------------------------------
GAM's investment skills combined with UBS's distribution channels deliver strong asset growth

Alternative assets go by that name because they correlate weakly or not at all with traditional equity and bond markets. That has certainly been the case at GAM in 2002. In the first three quarters of this year, GAM increased its total invested assets by almost 20% to USD 17.2 billion.

      Of this increase, GAM's leading range of funds of hedge funds accounted for the majority. The growth in invested assets reflects both the performance of many of GAM's funds and portfolios and a strong inflow of net new money, as clients became increasingly attracted by the prospect of positive absolute investment performance.

      The figures testify to the confidence that clients are placing in GAM's formula for accessing great investment talent and its skills in generating absolute returns. Confirming GAM's standing within the industry are a succession of awards, notably the four Private Asset Manager awards in the high net worth category. GAM Trading US$, GAMerica, GAMut Investments, and GAM Japan USD were among the other GAM funds to win awards.

      A point of equal note is that the client base of UBS's Private Banking business accounted for much of this year's new money inflow at GAM.

      This success reflects a thorough and effective internal marketing and information effort. GAM maintains liaison teams for UBS client advisors in Zurich, New York, London and Hong Kong, as well as a dedicated support desk at its Zurich office.

      This infrastructure supports an intensive program of presentations, performance reviews and joint marketing events, all designed to ensure that an increasing number of UBS clients can also access great investment talent.

      The net new money inflows year to date provide further evidence of the irrefutable logic behind the combination of GAM's investment skills and UBS Private Banking's distribution channels.

UBS Global Asset Management
12 November 2002

Outlook

The possibility of a double dip recession in the US and fears about continued global political turbulence continue to create an atmosphere of uncertainty for equity markets worldwide. Despite this, our long-term positive relative investment performance, combined with a vigorous focus on sales effectiveness, will ensure strong growth in assets over the longer term. We will continue to maintain our sharp focus on managing costs to ensure improved profitability.

UBS Warburg
12 November 2002

UBS Warburg

[PHOTO]
John P. Costas
Chairman and CEO UBS Warburg

Corporate and Institutional Clients net profit before tax in third quarter 2002, at CHF 717 million, was 6% lower than in the same period last year and 24% lower than second quarter 2002. Market conditions continued to be among the most challenging seen in recent years. Despite these difficult markets, our Equities business has proven extremely resilient, earning record commissions in July, while our cost reduction program continues to drive further savings. UBS Capital recorded another disappointing pre-tax loss of CHF 418 million.

--------------------------------------------------------------------------------
Business Group Reporting

                                                                      Quarter ended            % change from        Year to date
                                                            -------------------------------    -------------     -------------------
CHF million, except where indicated                         30.9.02     30.6.02     30.9.01     2Q02    3Q01     30.9.02    30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                                        2,865       3,326       3,500     (14)     (18)     9,932      11,713
Credit loss expense(1)                                          (22)        (26)        (12)    (15)      83        (88)        (75)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                        2,843       3,300       3,488     (14)     (18)     9,844      11,638
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                            1,821       2,097       2,036     (13)     (11)     6,357       6,758
General and administrative expenses                             534         600         610     (11)     (12)     1,706       2,010
Depreciation                                                     89          98          96      (9)      (7)       283         350
Amortization of goodwill and
other intangible assets                                         100          86          98      16        2        288         300
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                      2,544       2,881       2,840     (12)     (10)     8,634       9,418
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                           299         419         648     (29)     (54)     1,210       2,220
====================================================================================================================================
Business Group performance before tax
and goodwill(2)                                                 399         505         746     (21)     (47)     1,498       2,520

Additional information
Cost/income ratio (%)(3)                                         89          87          81                          87         80
Cost/income ratio before goodwill (%)(2)(3)                      85          84          78                          84         78
Net new money (CHF billion)(4)                                  0.1         0.2         0.0                         0.4        0.1
Invested assets (CHF billion)                                     3           3           1       0      200
Client assets (CHF billion)                                     135         148          99      (9)      36
Regulatory equity allocated (average)                        13,100      12,950      14,300       1       (8)
====================================================================================================================================

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   Operating expenses/operating income before credit loss expense.

(4)   Excludes interest and dividend income.

UBS Warburg
12 November 2002

Corporate and Institutional Clients

Business Unit Reporting

                                                                      Quarter ended            % change from        Year to date
                                                            -------------------------------    -------------     -------------------
CHF million, except where indicated                         30.9.02     30.6.02     30.9.01     2Q02    3Q01    30.9.02     30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Investment banking(1)                                           379         481         592     (21)    (36)      1,376       1,807
Equities                                                      1,453       1,462       1,047      (1)     39       4,417       5,063
Fixed income and foreign exchange                             1,415       1,836       1,877     (23)    (25)      5,368       5,232
Non-core business                                                 9          25          67     (64)    (87)         72         235
------------------------------------------------------------------------------------------------------------------------------------
Income                                                        3,256       3,804       3,583     (14)     (9)     11,233      12,337
Credit loss expense(2)                                          (22)        (26)        (12)    (15)     83         (88)        (75)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                        3,234       3,778       3,571     (14)     (9)     11,145      12,262
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses(3)                                         1,809       2,073       2,011     (13)    (10)      6,307       6,670
General and administrative expenses                             519         584         604     (11)    (14)      1,659       1,976
Depreciation                                                     89          97          96      (8)     (7)        282         349
Amortization of goodwill and
other intangible assets                                         100          86          98      16       2         288         300
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                      2,517       2,840       2,809     (11)    (10)      8,536       9,295
------------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                            717         938         762     (24)     (6)      2,609       2,967
====================================================================================================================================
Business unit performance before tax
and goodwill(4)                                                 817       1,024         860     (20)     (5)      2,897       3,267

KPI's
Compensation ratio (%)(5)                                        56          54          56                          56          54
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(6)                                         77          75          78                          76          75
Cost/income ratio before goodwill (%)(4)(6)                      74          72          76                          73          73
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans/gross
loans outstanding (%)                                           2.2         2.1         2.1
Impaired loans/gross loans outstanding (%)                      4.5         4.3         4.7
Average VaR (10-day 99%)                                        284         247         232      15      22
====================================================================================================================================

                                                                                               % change from        Year to date
Additional information                                                                         --------------   -------------------
As at or for the period ended                               30.9.02     30.6.02     30.9.01     2Q02    3Q01    30.9.02     30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Deferred releases included in
credit loss expense(2)                                           10          (6)         13              (23)        (2)         36
Regulatory equity allocated (average)                        12,600      12,400      13,650       2      (8)
Headcount (full time equivalents)                            16,137      16,370      15,715      (1)      3
------------------------------------------------------------------------------------------------------------------------------------

(1)   Formerly Corporate finance.

(2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 34-35 of the UBS Financial Report
      2001).

(3) Includes retention payments in respect of the PaineWebber acquisition. 3Q02: CHF 10 million. 2Q02: CHF 11 million. 3Q01: CHF 12 million.

(4)   Excludes the amortization of goodwill and other intangible assets.

(5)   Personnel expenses/operating income before credit loss expense.

(6)   Operating expenses/operating income before credit loss expense.

Key performance indicators

Our performance in the third quarter reflects the continuing downturn in market conditions. Because of our strong client franchise and the ongoing success of our cost control programs, however, our results are relatively resilient, especially in the context of particularly weak investor sentiment. Pre-goodwill, our cost/income ratio in third quarter 2002 was 74%, down 2% from third quarter 2001, but up 2% from second quarter 2002. The achievement of holding this ratio at levels lower than those in 2001 is testament to the relative flexibility of our cost base.

Pre-goodwill cost/income ratio (%)
[BAR CHART OMITTED]

      Our compensation ratio in third quarter 2002 was 56%, identical to that in third quarter 2001 and 2 percentage points higher than second quarter 2002. Our incentive compensation levels are driven both by the differential performance of our individual businesses and prevailing market rates. The exact level of annual performance-related payments is only determined in the fourth quarter.

Compensation ratio (%)
[BAR CHART OMITTED]

      Market risk utilization, as measured by the 10-day, 99% confidence level Value at Risk (VaR) increased to CHF 278.0 million on 30 September 2002 from CHF
224.3 million on 30 June 2002. The average VaR during the quarter also increased in the third quarter from the second, rising to CHF 284.0 million from CHF 246.5 million. This rise reflects the emergence of increased trading opportunities.

Average VaR (10-day 99%, CHF million)
[BAR CHART OMITTED]

      Total UBS Warburg loans were CHF 55.3 billion on 30 September 2002, an 11% or CHF 6.6 billion reduction from CHF 61.9 billion on 30 June 2002, as a result of reduction in both short-term money market deposits and longer term corporate client exposures. The absolute value of non-performing loans dropped by 3.3% or CHF 42 million in the third quarter from the second, whilst the non-performing loans to gross loans ratio increased from 2.1% to 2.2% in the period. In the same timeframe, the impaired loans to gross loans ratio increased slightly from 4.3% to 4.5%.

Impaired loans/gross loans(%)
[BAR CHART OMITTED]

League table rankings

Mergers and acquisitions

      We placed eighth globally in the announced transactions category, with a market share of 13.4%, and were also eighth globally in completed deals, with a market share of 9.5% in the first nine months of 2002.

UBS Warburg
12 November 2002

Key performance indicators: League table rankings

                                                                                    30.9.02           30.6.02            30.9.01
                                                                                ----------------   ---------------    --------------
                                                                                         Market            Market            Market
                                                                                Rank     share %   Rank    share %    Rank   share %
------------------------------------------------------------------------------------------------------------------------------------
Global mergers and acquisitions (completed)(1)                                    8        9.5       8       10.6       8        8.9
International equity new issues(2)                                                4        9.8       5        8.5       2       14.1
====================================================================================================================================

(1)   Source: Thomson Financial Securities.

(2)   Source: Dealogic EquitywarePlus.

      Significant deals where we provided advice and financing skills included:

- Exclusive financial advisor to NTL's creditors committee in a USD 24 billion restructuring transaction, one of the largest in history. NTL is the largest broadband and cable communications company in the UK, with international operations in several countries.

- Financial advisor to Diageo on its agreement with a private equity consortium to sell Burger King for USD 0.6 billion.

- Advisor to Simco, a French property company, on the EUR 2.3 billion public offer it received from France's Gecina.

- Financial advisor to Chugai Pharmaceuticals on their alliance with the Japanese business of Swiss pharmaceutical group Roche, which created Japan's fourth largest drug company.

Equity underwriting

In international equity underwriting, we ranked fourth, with a market share of 9.8% in the first nine months of 2002, an improvement on the fifth rank we achieved in first half 2002 with a market share of 8.5%. Volatile equity markets and limited investor appetite have restricted the level of equity issuance. However, we continue to leverage our client relationships with institutional investors, distributing a wide range of equity and equity-linked securities globally. Key transactions included:

- Joint global co-ordinator and bookrunner on the IPO for Bank of China (Hong Kong), with a total offer size of USD 2.9 billion, the largest initial public offering outside the US this year.

- Sole sponsor, joint underwriter and joint broker for the GBP 805 million rights issue of Legal & General, one of the UK's leading life insurance companies.

Fixed income underwriting

In the first nine months of this year, we placed tenth in All International Bonds, with a 5.1% market share and seventh in Eurobonds with 5.3% market share compared to 5.8% and 6.0% respectively in 2001. We continue to build a sustainable client franchise across a broad range of fixed income products and balance our league table rankings with a focus on delivering strong financial returns. During the third quarter, we were involved in many of the largest transactions in the international bond markets:

- Lead manager of a USD 3 billion global bond issue for the Republic of Italy, which reopened the global US dollar market for top quality, non-US issuers.

- Joint lead manager on the USD 7 billion bond issue for Fannie Mae, the US home mortgage provider, as part of our role as one of ten dealers in the lead benchmark program.

- Joint bookrunner for a USD 2.5 billion two-tranche issue for General Motors Acceptance Corporation, one of the largest US corporate bond issuers.

Initiatives and achievements

Corporate Clients

Our foreign exchange business was recognized by The Banker magazine, which awarded us the Foreign Exchange House of the Year title, citing our "success in expanding market share and client penetration, the development of new products and a global and systematic approach to risk management".

      Our 4.1% market share (according to Freeman & Co) of the investment banking fee pool in the year to date, compared to 4.5% for full year 2001 and 3.6% for full year 2000, reflects our continuing success in building our market position. In particular, the 3.9% share of the US market reflects our highest share to date, confirming that our investment in talent in the US is starting to yield results. We remain convinced that a global market share exceeding 5% is achievable, with growth in the US being the major contributing factor.

Institutional Clients

Data released by a leading private industry survey covering global secondary equity cash commissions ranked us in first place globally for the first half of 2002 (the latest data available), with a market share of 10.6%.

      July was a record month for client secondary equity commissions, considerably helping our institutional client business results. The Banker magazine named us Equities House of the Year as "the only firm that achieved positive momentum in the growth of its equity business despite the turbulence of the last 12 months". Overall, our top rank worldwide reflects the global penetration of our cash equities business among the largest institutional clients, including our current sixth-place rank with US clients and our first-place rank in Europe, Asia and Australia.

      Our business in the US continues to build market share. In NYSE trading volumes, we rank sixth with a 7.2% market share on a year to date basis, up from the 6.5% share and fourth rank in full year 2001.

      We were also the top underwriter of securities pooling mortgage loans in the third quarter, according to Thomson Financial. The US mortgage-backed securities market is the largest single sector of the global bond market in terms of issuance volume, and the third quarter was this market's busiest since the fourth quarter of last year, when rates fell steeply.

Research

Our equity and fixed income research teams continue to win awards including:

- First place in equity research in "The Asset" magazine Asia Pacific Survey, which polls chief investment officers across the largest institutional investors in the region.

- First placed team for Gilts and UK Economics, second for Fixed Income Technical Strategy, Fixed Income Derivatives, Fixed Income Strategy and European Government Bonds according to the Thomson Extel Survey of Global Economic and Strategy Research.

- Sixth place, up from eighth, in Institutional Investor's All-America Fixed Income Research Team, including several awards in the Mortgage Backed Securities (MBS) sector.

E-commerce

Client connectivity remains a key priority with our institutional clients, with clients interested in establishing both web and non-web-based means of executing transactions. In Equities, our eExecution Team has connected over 200 clients so far this year, with around 20% of equity orders now arriving electronically. In foreign exchange, we now receive approximately 15,000 electronic price requests on an average day, and over half of all our FX spot, forward and swaps trades with clients occur electronically.

      Our web-based applications, covering a broad variety of major products, have recently won several key industry awards, the most significant being Euromoney.com's inaugural "Best Bank on the Internet" award.

Results

Net profit before tax in third quarter 2002, at CHF 717 million, was 6% lower than the same period last year and 24% lower than second quarter 2002. Market conditions continued to be among the most challenging experienced in recent years with M&A activity for the first nine months at its lowest level ever and equity issuance at its lowest since early 1999. Despite these difficult markets, however, our Equities business has proven extremely resilient, earning record commissions in July, while our cost reduction programs underline our cost flexibility.

Performance before tax (CHF million)
[BAR CHART OMITTED]

Operating income

Our total operating income in third quarter 2002 was CHF 3,234 million, down 9% from the same quarter last year, and 14% below second quarter 2002.

      Investment Banking revenues, at CHF 379 million, fell 36% from third quarter 2001, and 21% from second quarter 2002. The very low

UBS Warburg
12 November 2002

Income by business area (CHF million)
[BAR CHART OMITTED]

level of general corporate activity continues to have a significant effect on our investment banking results, although net revenues from capital market activity increased by 18% compared to the prior year. In global M&A activity, we participated in five of the ten largest transactions in the first nine months of the year, according to Thomson Financial, demonstrating our deepening footprint among corporates.

      Operating income for our Equities business in third quarter 2002 was CHF 1,453 million, a 39% increase from the same quarter in 2001, and a 1% decrease against second quarter 2002. These results further reflect the strength of our client franchise and resilience of our business. We saw strong results in equity commission income as we gained market share globally, and trading revenues benefited from improved trading opportunities.

      The Fixed Income and Foreign Exchange business reported revenues of CHF 1,415 million, a decline of 25% from a year earlier and a 23% fall from second quarter. Fixed income saw a decline in revenues compared to the same quarter a year ago, mainly due to lower trading revenues in investment grade credit and high yield bonds. This was partially offset by a strong performance in our principal finance and emerging market businesses. Foreign exchange and cash and collateral trading revenue dropped compared to the same period a year ago due to reduced flows, lower volatility and fewer trading opportunities. In the third quarter, the UBS Warburg Energy trading business was downsized in response to dramatically lower market volumes, and a shrinking number of market participants.

Operating expenses

Personnel expenses fell to CHF 1,809 million in third quarter 2002 from CHF 2,011 million a year earlier, a 10% decline, while they were down 13% from the previous quarter. This was mainly due to reductions in incentive compensation, which was driven by lower revenues. General and administrative expenses dropped 14% from the same period last year and 11% from the second quarter, and were at the lowest level ever. The decline from last year's levels reflects the continuing success of our cost containment initiatives, which focus particularly on travel, advertising costs and professional fees.

Headcount

Our headcount, at 16,137, dropped by 1% from the second quarter, partly due to the restructuring of UBS Warburg Energy. We continue to restrict hiring to staff who offer us significant opportunities to enhance our client coverage.

Headcount (full time equivalents)
[BAR CHART OMITTED]

Outlook

We do not anticipate any significant immediate recovery in the capital markets, and investors in both equities and fixed income products remain nervous about market volatility and shocks. However, we are focused on providing the best advice to our clients and on increasing our market share, particularly in the US, whilst managing our costs prudently. Corporates will continue to be hesitant of launching large deals, although restructuring activity will continue to provide us with business opportunities.

UBS Capital

Business Unit Reporting

                                                                      Quarter ended            % change from        Year to date
                                                            -------------------------------    -------------     -------------------
CHF million, except where indicated                         30.9.02     30.6.02     30.9.01     2Q02    3Q01    30.9.02     30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                         (391)       (478)        (83)      18    (371)    (1,301)       (624)
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                               12          24          25      (50)    (52)        50          88
General and administrative expenses                              15          16           6       (6)    150         47          34
Depreciation                                                      0           1           0     (100)                 1           1
Amortization of goodwill and
other intangible assets                                           0           0           0                           0           0
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                         27          41          31      (34)    (13)        98         123
------------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                           (418)       (519)       (114)      19    (267)    (1,399)       (747)
====================================================================================================================================
Business unit performance before tax
and goodwill(1)                                                (418)       (519)       (114)      19    (267)    (1,399)       (747)

KPI's
------------------------------------------------------------------------------------------------------------------------------------
Value creation (CHF billion)                                   (0.6)       (0.1)       (0.3)    (500)   (100)      (1.1)       (1.3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                % change from
                                                                                                 ------------
As at                                                        30.9.02    30.6.02     30.9.01      2Q02    3Q01
------------------------------------------------------------------------------------------------------------------------------------
Investment (CHF billion)(2)                                      3.6        3.9         4.9        (8)    (27)
====================================================================================================================================

                                                                                                % change from
Additional information                                                                          ------------
As at                                                        30.9.02    30.6.02     30.9.01      2Q02    3Q01
------------------------------------------------------------------------------------------------------------------------------------
Portfolio fair value (CHF billion)                               4.4        4.9         5.4       (10)    (19)
Regulatory equity allocated (average)                            500        550         650        (9)    (23)
Headcount (full time equivalents)                                 78         87         132       (10)    (41)
------------------------------------------------------------------------------------------------------------------------------------

(1)   Excludes the amortization of goodwill and other intangible assets.

(2)   Historic cost of investments made, less divestments and impairments.

Key performance indicators

The level of our private equity investments has fallen by 8% during the quarter, from CHF 3.9 billion on 30 June 2002 to CHF 3.6 billion on 30 September. This reduction reflects writedowns across all geographical regions due to continuing difficult conditions for portfolio companies. Major share markets, to which private equity valuations are correlated, have lost between 25% and 40% of their value in the first nine months of this year. No additional investments were made in the quarter.

      The fair value of the portfolio at the end of third quarter 2002 was CHF
4.4 billion, down from CHF 4.9 billion at the end of second quarter, reflecting a further drop in the market value of existing investments. Correspondingly, the level of unrealized gains fell to CHF 0.8 billion

Investment (CHF billion)
[BAR CHART OMITTED]

UBS  Warburg
12 November 2002

in third quarter, down from CHF 1 billion in second quarter.

      Value creation remains very disappointing, with a value reduction of CHF
0.6 billion in third quarter. In second quarter the value reduction was CHF 0.1 billion.

Value creation (CHF billion)
[BAR CHART OMITTED]

Initiatives and achievements

In line with the Group's stated aim of reducing its exposure to private equity, UBS is currently seeking to reduce its level of unfunded commitments to the UBS Capital Latin America Fund.

      Total unfunded commitments within UBS Capital as a whole currently stand at CHF 2.7 billion.

Results

UBS Capital recorded a pre-tax loss of CHF 418 million in third quarter 2002, CHF 304 million more than the loss in the third quarter a year ago. The increase is due to higher writedowns and reflects the continuing tough economic environment for companies in our portfolio and the difficulty of effecting secondary market exits.

      Writedowns of CHF 387 million were made in third quarter 2002, against CHF 89 million a year earlier. They were recorded in diverse industries and across all regions.

      Total operating expenses declined 13% from the same period last year to CHF 27 million, reflecting significantly lower personnel expenses.

Performance before tax (CHF million)
[BAR CHART OMITTED]

Outlook

We will continue to focus on managing existing assets in order to maximize value for UBS shareholders, pursuing opportunities to reduce undrawn capital commitments and capitalize on exit opportunities where they exist. As long as difficult economic conditions prevail, it is likely we will continue to report losses.

UBS PaineWebber
12 November 2002

UBS PaineWebber

[PHOTO]

Joseph J. Grano, Jr.
Chairman and CEO, UBS PaineWebber

Including acquisition costs, UBS PaineWebber reported a third quarter pre-tax loss of CHF 124 million compared to a pre-tax loss of CHF 137 million in second quarter. Excluding acquisition costs and before taxes, the Business Group posted an operating profit of CHF 161 million for the third quarter, compared to a profit of CHF 165 million a quarter earlier. Excluding the effects of currency fluctuation, performance before tax and acquisition costs was 2% higher than second quarter 2002. This was the fourth consecutive quarter of rising operating profits (in US dollar terms).

--------------------------------------------------------------------------------

Business Group Reporting

                                                                      Quarter ended            % change from        Year to date
                                                            -------------------------------    -------------     -------------------
CHF million, except where indicated                         30.9.02     30.6.02     30.9.01     2Q02    3Q01    30.9.02     30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                                        1,315       1,428       1,468       (8)    (10)     4,346       4,874
Credit loss expense(1)                                           (6)         (2)         (3)     200     100        (11)        (13)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                        1,309       1,426       1,465       (8)    (11)     4,335       4,861
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses(2)                                         1,010       1,085       1,211       (7)    (17)     3,318       3,819
General and administrative expenses                             278         324         331      (14)    (16)       986       1,074
Depreciation                                                     36          38          30       (5)     20        113          87
Amortization of goodwill and
other intangible assets                                         109         116         123       (6)    (11)       350         377
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                      1,433       1,563       1,695       (8)    (15)     4,767       5,357
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                          (124)       (137)       (230)       9      46       (432)       (496)
====================================================================================================================================
Business Group performance before tax
and goodwill(3)                                                 (15)        (21)       (107)      29      86        (82)       (119)

Business Group performance before tax
and acquisition costs(4)                                        161         165         116       (2)     39        490         560

KPI's
Invested assets (CHF billion)                                   597         646         694       (8)    (14)
------------------------------------------------------------------------------------------------------------------------------------
Net new money (CHF billion)(5)                                  3.4         1.4        10.9                        12.2        24.7
     Interest and dividend income (CHF billion)(6)              5.3         4.4         5.3       20       0       14.5        16.4
Gross margin on invested assets (bps)(7)                         85          80          77        6      10         83          85
Gross margin on invested assets before
acquisition costs (bps)(4)(7)                                    91          86          83        6      10         89          91
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(8)                                        109         109         115                         110         110
Cost/income ratio before goodwill (%)(3)(8)                     101         101         107                         102         102
Cost/income ratio before
acquisition costs (%)(4)(8)                                      88          89          92                          89          89
------------------------------------------------------------------------------------------------------------------------------------
Recurring fees(9)                                               522         566         593       (8)    (12)     1,713       1,800
Financial advisors (full time equivalents)                    8,587       8,326       8,874        3      (3)
====================================================================================================================================

                                                                                                % change from
Additional information                                                                          ------------
As at                                                       30.9.02     30.6.02     30.9.01     2Q02    3Q01
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                     661         694         747       (5)    (12)
Regulatory equity allocated (average)                         7,000       7,650       8,400       (8)    (17)
Headcount (full time equivalents)                            19,363      19,311      20,715        0      (7)
------------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

(2) Includes retention payments in respect of the PaineWebber acquisition. 3Q02: CHF 81 million. 2Q02: CHF 88 million. 3Q01: CHF 109 million.

(3)   Excludes the amortization of goodwill and other intangible assets.

(4) Acquisition costs include goodwill and intangible asset amortization, goodwill funding costs net of risk-free return on the equity allocated and retention payments.

(5)   Excludes interest and dividend income.

(6)   For purpose of comparing with US peers.

(7)   Annualized income/average invested assets.

(8)   Operating expenses/operating income before credit loss expense.

(9) Asset-based and advisory revenues including fees from mutual funds, wrap fee products and insurance products have been restated. For further information, please refer to page 2 of the investor release at www.ubs.com/investors.

UBS PaineWebber
12 November 2002

Key performance indicators

In a very difficult market environment, invested assets, at CHF 597 billion, were down by 8% or CHF 49 billion from second quarter 2002, mainly reflecting the substantial drop in the US equity markets over the quarter.

Invested assets (CHF billion)
[BAR CHART OMITTED]

      During the third quarter, the pace of net new money growth accelerated despite a further decline in investor optimism and the adverse market environment. Net new money, at CHF 3.4 billion in third quarter, was considerably higher than the second quarter result of CHF 1.4 billion. The performance was extremely strong given the market backdrop, and since results were again negatively affected by a CHF 1.1 billion outflow due to our exit from the private client business in Japan. US net new money therefore stood at CHF
4.5 billion excluding dividend and interest of CHF 5.3 billion. In the future, we do not expect any further significant outflow of invested assets in Japan, as our withdrawal from the business is nearly complete.

Net new money (CHF billion)
[BAR CHART OMITTED]

      Gross margin on invested assets in third quarter 2002 was 85 basis points. Gross margin on invested assets before acquisition costs was 91 basis points, up from 86 basis points in second quarter 2002. Revenues declined 8% whereas average invested assets declined 13%. Overall, recurring fee revenue streams continue to remain relatively stable in US dollar terms despite the challenging market environment.

Gross margin on invested assets before acquisition costs (bps)
[BAR CHART OMITTED]

      The cost/income ratio, before acquisition costs, has fallen for four consecutive quarters, reflecting the strict and disciplined management of our businesses in the extremely lackluster environment. In third quarter 2002, the ratio stood at 88%, down from 89% in second quarter 2002, and 92% a year earlier, reflecting further reductions in non-financial advisor headcount. We will continue to focus on our cost structure and realize the benefits of the cost management measures implemented earlier this year.

Cost/income ratio befor acquisition costs (%)
[BAR CHART OMITTED]

      Recurring fees were CHF 522 million in third quarter 2002, slightly below the CHF 566 million result for second quarter 2002. More than half of the drop was due to the weakening US dollar. The remainder was due to lower asset-based fees as a result of the effects of market depreciation on client assets in managed account products.

Recurring fees (CHF million)
[BAR CHART OMITTED]

      On 30 September 2002, we had 8,587 financial advisors, representing an increase of 261 since June 2002, resulting from higher levels of recruiting, and the overall continued strong retention rate. For the first nine months of 2002, the retention of high-producing financial advisors is above the level experienced in 2001 and is at one of the highest levels ever experienced.

Financial advisors (full time equivalents)
[BAR CHART OMITTED]

Initiatives and achievements

Improved market share productivity gains

In the two years since becoming part of UBS, market share and productivity have grown considerably. According to a recent report by a leading industry survey, our share of the US private clients market in third quarter 2002 was 13.7%, up two percentage points from the 11.7% share we had in second quarter 2000. The same leading industry survey put our financial advisor productivity, defined as revenue per financial advisor, at 17% above the industry average in third quarter 2002. In second quarter 2000, our productivity stood 4% above the average. This gain is attributable to increased product breadth, our focus on consultative client relationships and the advanced, advisory-enhancing technology we provide to our financial advisors.

Successful software launch

We have successfully launched UBS PaineWebber Advisor, our new web browser-based software. Over 15,000 financial advisors and client support personnel are now equipped with the tool, which is already helping to increase the efficiency of financial advisors and focus products and services around a personalized client consultation process.

      This new tool provides the financial advisors with a significantly improved view of their clients' assets that is based on individual goals. This capability allows us to extend our client advisory process to different account types, including assets held outside UBS PaineWebber.

      Based on experience to date, the new application is helping financial advisors better understand their client's demands and objectives, helping them to develop a personalized asset allocation strategy and wealth management plan.

      The new workstation also provides a basis for regular financial advisor/client reviews, helping to ensure that customized plans developed by financial advisors for individual clients remain on track and meet the goals originally set.

Municipal Securities Group continues record pace

Our Municipal Securities Group, reporting record third quarter results, continues to capitalize on soaring industry volumes. Its performance in the year to date now exceeds that achieved in any prior full year. We have transacted more deals than any other firm in the industry this year. Our strong client relationships have helped increase market penetration, with year to date market share rising to 14.7% from 10.8% a year earlier. We ranked first in the industry in the Education Loan and Education Finance segments and ranked second overall on a year to date basis.

Results

Uncertainty in the financial markets and the economy continued to affect individual investor optimism during the third quarter. Although the UBS Index of Investor Optimism in September rebounded from its July low, it has not recovered to the level recorded in June. Daily average customer transaction volume during the third quarter was 6% lower than in second quarter 2002,

UBS PaineWebber
12 November 2002

reflecting the market environment and, to some extent, a seasonal slowdown due to summer holidays.

      Because our transactions are almost entirely denominated in US dollars, comparisons of third quarter results to prior periods are affected by the depreciation of the US dollar versus the Swiss franc.

      Including acquisition costs, we reported a pre-tax loss of CHF 124 million in third quarter 2002 compared to a pre-tax loss of CHF 137 million in second quarter. Excluding acquisition costs and before taxes, we posted an operating pre-tax profit of CHF 161 million for the third quarter compared to a profit of CHF 165 million a quarter earlier. In US dollar terms, our performance before tax and acquisition costs was 2% higher than second quarter 2002. It was also the fourth consecutive quarter of rising US dollar operating profits.

      The drop in transaction-driven operating income was offset by continued declines in expenses as a result of ongoing cost management initiatives.

Performance before tax and acquisition costs (CHF million)
[BAR CHART OMITTED}

Operating income

Total operating income was CHF 1,309 million for third quarter 2002, 8% lower than second quarter 2002. This decline was partially driven by the effects of currency movements. Excluding currency effects, operating income was 4% lower than second quarter as a result of reduced levels of customer activity and the effects of market depreciation on asset-based revenues. This has been partially offset by another record result in our Municipal Securities business.

Operating expenses

Total operating expenses were CHF 1,433 million for third quarter 2002, an 8% improvement from second quarter 2002. When adjusted for currency effects, total operating expenses declined 4% as personnel expenses fell 3% and non-personnel expenses 7% from second quarter levels, with both at their lowest quarterly level since PaineWebber became part of UBS.

      The drop in personnel expenses is principally attributable to lower revenue-based compensation for financial advisors and lower non-financial advisor compensation, reflecting the drop in non-financial advisor headcount. Non-personnel expenses decreased from the second quarter as a result of cost discipline, with particular pressure on legal costs, professional fees, communication costs and other office-related expenses.

Headcount

As of 30 September 2002, total headcount was 19,363, up from 19,311 on 30 June 2002, reflecting a rise in financial advisor headcount levels. We continue to reduce non-financial advisor headcount. On 30 September 2002, it stood at 10,776, down 2% from 30 June. Compared to a year ago, non-financial advisor headcount has decreased by 9%.

Headcount (full time equivalents)
[BAR CHART OMITTED]

Outlook

US investor optimism remains at low levels because of economic uncertainty, concerns about corporate governance issues and the threat of war and terrorism. We continue to believe that the revenue environment will be challenging until there is a discernible improvement in investor sentiment.

Corporate Center
12 November 2002

Corporate Center

Business Group Reporting

                                                                Quarter ended                % change from           Year to date
                                                       -------------------------------       --------------       ------------------
CHF million, except where indicated                    30.9.02      30.6.02     30.9.01      2Q02      3Q01       30.9.02   30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                    308          542         112       (43)       175        1,118        558
Credit loss recovery(1)                                     8           73         (21)      (89)                    132        181
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                    316          615          91       (49)       247        1,250        739
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                        154          185         135       (17)        14          503        355
General and administrative expenses                       165          178         200        (7)       (18)         378        427
Depreciation                                              110          108         100         2         10          348        279
Amortization of goodwill and
other intangible assets                                     7            4           6        75         17           19         20
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                  436          475         441        (8)        (1)       1,248      1,081
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                    (120)         140        (350)                  66            2       (342)
====================================================================================================================================
Business Group performance before tax
and goodwill(2)                                          (113)         144        (344)                  67           21       (322)

                                                                                             % change from
Additional information                                                                      ---------------
As at                                                 30.9.02      30.6.02     30.9.01      2Q02       3Q01
------------------------------------------------------------------------------------------------------------------------------------
Regulatory equity allocated (average)                   9,300       10,400       8,400       (11)        11
Headcount (full time equivalents)                       1,206        1,172       1,091         3         11
------------------------------------------------------------------------------------------------------------------------------------

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IAS actual credit loss expenses are reported for all Business Groups. The difference between the statistically derived adjusted expected loss figures and the net IAS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

(2)   Excludes the amortization of goodwill and other intangible assets.

Corporate Center
12 November 2002

Results

In third quarter 2002, Corporate Center recorded a pre-tax loss of CHF 120 million, down from a pre-tax loss of CHF 350 million in third quarter 2001.

      The difference between statistically calculated adjusted expected losses charged to the business units and the actual credit loss expense recognized in the Group financial statements is booked as credit loss expense or recovery in the Corporate Center. UBS Group recorded an actual credit loss expense this quarter of CHF 95 million, 44% lower than the CHF 171 million recorded in third quarter 2001. This amount was slightly lower than the overall adjusted credit loss expense charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 8 million in third quarter 2002, compared to a credit loss expense of CHF 21 million in third quarter 2001.

      Total operating income increased by CHF 225 million from CHF 91 million in third quarter 2001 to CHF 316 million in third quarter 2002. The increase reflects mainly higher interest income from invested equity, net gains from financial investments, higher credit loss recoveries and more revenues from Klinik Hirslanden, partially offset by writedowns on investments and an unrealized loss of CHF 46 million on derivatives used to economically hedge interest rate risk related to structured notes issued. This is a partial reversal of the CHF 94 million unrealized gain we recorded in second quarter 2002 (page 9 and 10 of our Second Quarter Report contains further information on structured notes issued).

      Personnel expenses in this quarter rose by CHF 19 million or 14% from CHF 135 million in third quarter 2001 to CHF 154 million in third quarter of this year, predominantly reflecting higher expenses at Klinik Hirslanden. General and administrative expenses fell from third quarter 2001 by CHF 35 million or 18% to CHF 165 million in third quarter 2002, reflecting costs related to Swissair booked in third quarter 2001. This was partially offset by higher costs at Klinik Hirslanden and expenses for our global brand campaign.

      The rise in headcount by 115 to 1,206 compared to third quarter 2001 reflects the hiring of more trainees, and higher headcount in Group Human Resources.

Financial Statements
12 November 2002

Financial Statements

UBS Group Income Statement (unaudited)

                                                                    Quarter ended              % change from        Year to date
                                                             -----------------------------    ---------------    -------------------
CHF million, except per share data                     Note  30.9.02    30.6.02    30.9.01    2Q02       3Q01    30.9.02    30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                          3    10,409     10,644     13,606      (2)       (23)    31,266     41,951
Interest expense                                         3    (7,683)    (8,284)   (11,876)     (7)       (35)   (23,417)   (36,531)
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                            2,726      2,360      1,730      16         58      7,849      5,420
Credit loss expense                                              (95)       (37)      (171)    157        (44)      (217)      (383)
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after
credit loss expense                                            2,631      2,323      1,559      13         69      7,632      5,037
------------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                            4     4,299      4,816      4,783     (11)       (10)    13,985     15,247
Net trading income                                       3     1,027      1,896      2,160     (46)       (52)     4,906      7,878
Other income                                             5        43        (27)       202                (79)        74        490
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                         8,000      9,008      8,704     (11)        (8)    26,597     28,652
====================================================================================================================================

Operating expenses
Personnel expenses                                       6     4,411      4,775      4,852      (8)        (9)    14,503     15,424
General and administrative expenses                      7     1,720      1,812      1,846      (5)        (7)     5,232      5,697
Depreciation of property
and equipment                                                    352        374        396      (6)       (11)     1,123      1,200
Amortization of goodwill and
other intangible assets                                          305        302        324       1         (6)       943        993
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                       6,788      7,263      7,418      (7)        (8)    21,801     23,314
====================================================================================================================================
Operating profit before tax
and minority interests                                         1,212      1,745      1,286     (31)        (6)     4,796      5,338
====================================================================================================================================
Tax expense                                                      202        328        296     (38)       (32)       887      1,228
------------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                           1,010      1,417        990     (29)         2      3,909      4,110
====================================================================================================================================
Minority interests                                               (68)       (86)       (87)    (21)       (22)      (273)      (243)
------------------------------------------------------------------------------------------------------------------------------------
Net profit                                                       942      1,331        903     (29)         4      3,636      3,867
====================================================================================================================================
Basic earnings per share (CHF)                           8      0.79       1.09       0.72     (28)        10       2.98       3.05
Basic earnings per share
before goodwill (CHF)(1)                                 8      1.04       1.33       0.97     (22)         7       3.75       3.83
Diluted earnings per share (CHF)                         8      0.76       1.03       0.65     (26)        17       2.84       2.82
Diluted earnings per share
before goodwill (CHF)(1)                                 8      1.01       1.27       0.90     (20)        12       3.60       3.59
------------------------------------------------------------------------------------------------------------------------------------

(1)   Excludes the amortization of goodwill and other intangible assets.

Financial Statements
12 November 2002

UBS Group Balance Sheet (unaudited)

                                                                                           % change from
CHF million                                                30.9.02       30.6.02      31.12.01  31.12.01
--------------------------------------------------------------------------------------------------------
Assets
Cash and balances with central banks                         3,204        20,520        20,990       (85)
Due from banks                                              30,387        35,055        27,526        10
Cash collateral on securities borrowed                     148,411       161,254       162,938        (9)
Reverse repurchase agreements                              336,359       317,415       269,256        25
Trading portfolio assets                                   369,290       370,609       397,886        (7)
Positive replacement values                                 74,573        68,346        73,447         2
Loans, net of allowance for credit losses                  209,792       214,422       226,545        (7)
Financial investments                                        9,794        10,816        28,803       (66)
Accrued income and prepaid expenses                          6,859         7,916         7,554        (9)
Investments in associates                                      680           669           697        (2)
Property and equipment                                       8,682         8,509         8,695         0
Goodwill and other intangible assets                        15,950        16,313        19,085       (16)
Other assets                                                 9,466         8,694         9,875        (4)
--------------------------------------------------------------------------------------------------------
Total assets                                             1,223,447     1,240,538     1,253,297        (2)
========================================================================================================
Total subordinated assets                                      472           562           407        16
--------------------------------------------------------------------------------------------------------

Liabilities
Due to banks                                                90,356        99,058       106,531       (15)
Cash collateral on securities lent                          30,171        35,648        30,317         0
Repurchase agreements                                      389,735       373,734       368,620         6
Trading portfolio liabilities                              112,990       117,072       105,798         7
Negative replacement values                                 77,206        71,529        71,443         8
Due to customers                                           319,452       309,266       333,781        (4)
Accrued expenses and deferred income                        16,445        14,736        17,289        (5)
Debt issued                                                129,912       155,723       156,218       (17)
Other liabilities                                           12,489        15,648        15,658       (20)
--------------------------------------------------------------------------------------------------------
Total liabilities                                        1,178,756     1,192,414     1,205,655        (2)
--------------------------------------------------------------------------------------------------------
Minority interests                                           3,895         3,736         4,112        (5)
--------------------------------------------------------------------------------------------------------

Shareholders' equity
Share capital                                                1,004         3,593         3,589       (72)
Share premium account                                       12,227        14,313        14,408       (15)
Gains/(losses) not recognized in the income statement          (52)          494          (193)       73
Retained earnings                                           32,739        31,797        29,103        12
Treasury shares                                             (5,122)       (5,809)       (3,377)       52
--------------------------------------------------------------------------------------------------------
Total shareholders' equity                                  40,796        44,388        43,530        (6)
--------------------------------------------------------------------------------------------------------
Total liabilities, minority interests and
shareholders' equity                                     1,223,447     1,240,538     1,253,297        (2)
========================================================================================================
Total subordinated liabilities                              10,634        11,663        13,818       (23)
--------------------------------------------------------------------------------------------------------

UBS Group Statement of Changes in Equity (unaudited)

CHF million
For the nine-month period ended                                                       30.9.02    30.9.01
--------------------------------------------------------------------------------------------------------
Issued and paid up share capital
Balance at the beginning of the period                                                  3,589      4,444
Issue of share capital                                                                      5         10
Capital repayment by par value reduction                                               (2,509)      (683)
Cancellation of second trading line treasury shares                                       (81)      (184)
--------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                        1,004      3,587
========================================================================================================
Share premium
Balance at the beginning of the period                                                 14,408     20,885
Premium on shares issued and warrants exercised                                            81         58
Net premium/(discount) on treasury share and own equity derivative activity               (53)      (115)
Settlement of own shares to be delivered                                                    0     (2,502)
Cancellation of second trading line treasury shares                                    (2,209)    (3,816)
--------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                       12,227     14,510
========================================================================================================
Gains/(losses) not recognized in the income statement
Foreign currency translation
Balance at the beginning of the period                                                   (769)      (687)
Movements during the period                                                               307        (33)
--------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                              (462)      (720)
--------------------------------------------------------------------------------------------------------
Unrealized gains/(losses) on available for sale investments, net of taxes
Balance at the beginning of the period                                                  1,035          0
Change in accounting policy                                                                        1,577(1)
Net change in unrealized gains and losses on available for sale investments(2)            (47)      (605)
--------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                               988        972
--------------------------------------------------------------------------------------------------------
Change in fair value of derivative instruments designated
as cash flow hedges, net of taxes
Balance at the beginning of the period                                                   (459)         0
Change in accounting policy                                                                         (380)(1)
Net change in fair value of derivative instruments designated as cash flow hedges(2)     (119)      (222)
--------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                              (578)      (602)
--------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                          (52)      (350)
========================================================================================================
Retained earnings
Balance at the beginning of the period                                                 29,103     24,191
Change in accounting policy                                                                          (61)(1)
Balance at the beginning of the period (restated)                                      29,103     24,130
Net profit for the period                                                               3,636      3,867
--------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                       32,739     27,997
========================================================================================================
Treasury shares, at cost
Balance at the beginning of the period                                                 (3,377)    (4,000)
Acquisitions                                                                           (6,076)    (9,235)
Disposals                                                                               2,041      7,348
Cancellation of second trading line treasury shares                                     2,290      4,000
--------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                       (5,122)    (1,887)
========================================================================================================
Total shareholders' equity                                                             40,796     43,857
========================================================================================================

(1)   Opening adjustments have been made to reflect the adoption of IAS 39.

(2) Includes net unrealized gains and losses as well as gains and losses reclassified to the income statement.

Out of the total number of 68,752,679 treasury shares on 30 September 2002, 62,811,279 shares have been repurchased for cancellation. On 5 July 2002, 28,818,690 shares were cancelled, reducing the number of shares issued. Additionally, on 10 July 2002 UBS made a distribution of CHF 2.00 to shareholders for the financial year 2001 which reduced the par value from CHF
2.80 to CHF 0.80. On 30 September 2002, a maximum of 11,063,101 shares can be issued against the exercise of options from former PaineWebber employee option plans.

Financial Statements
12 November 2002

UBS Group Statement of Cash Flows (unaudited)

CHF million
For the nine-month period ended                                                   30.9.02     30.9.01
-----------------------------------------------------------------------------------------------------
Cash flow from/(used in) operating activities
Net profit                                                                          3,636       3,867
Adjustments to reconcile net profit to cash flow from /
(used in) operating activities
Non-cash items included in net profit and other adjustments:
         Depreciation of property and equipment                                     1,123       1,200
         Amortization of goodwill and other intangible assets                         943         993
         Credit loss expense                                                          217         383
         Equity in income of associates                                               (27)        (65)
         Deferred tax expense/(benefit)                                              (637)         52
         Net loss/(gain) from investing activities                                    685         298
     Net (increase)/decrease in operating assets:
         Net due from/to banks                                                    (15,844)     24,864
         Reverse repurchase agreements, cash collateral on securities borrowed    (52,576)     10,253
         Trading portfolio including net replacement values                        36,506     (32,098)
         Loans/due to customers                                                     2,883      40,364
         Accrued income, prepaid expenses and other assets                          1,171        (311)
     Net increase/(decrease) in operating liabilities:
         Repurchase agreements, cash collateral on securities lent                 20,969     (19,480)
         Accrued expenses and other liabilities                                    (2,238)     (5,588)
Income taxes paid                                                                    (773)     (1,619)
-----------------------------------------------------------------------------------------------------
Net cash flow from/(used in) operating activities                                  (3,962)     23,113
-----------------------------------------------------------------------------------------------------

Cash flow from/(used in) investing activities
Investments in subsidiaries and associates                                            (30)       (415)
Disposal of subsidiaries and associates                                               231          95
Purchase of property and equipment                                                 (1,336)     (1,254)
Disposal of property and equipment                                                     84         282
Net (investment in)/divestment of financial investments                             2,290      (6,510)
-----------------------------------------------------------------------------------------------------
Net cash flow from/(used in) investing activities                                   1,239      (7,802)
-----------------------------------------------------------------------------------------------------

Cash flow from/(used in) financing activities
Net money market paper issued/(repaid)                                            (23,549)     12,064
Net movements in treasury shares and own equity derivative activity                (4,007)     (4,446)
Capital issuance                                                                        5          10
Capital repayment by par value reduction                                           (2,509)       (683)
Issuance of long-term debt                                                         11,746      12,345
Repayment of long-term debt                                                       (10,450)    (14,849)
Increase in minority interests                                                        185       1,285
Dividend payments to/and purchase from minority interests                            (213)       (303)
-----------------------------------------------------------------------------------------------------
Net cash flow from/(used in) financing activities                                 (28,792)      5,423
Effects of exchange rate differences                                               (1,539)       (610)
-----------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash equivalents                                       (33,054)     20,124
Cash and cash equivalents, beginning of period                                    116,259      93,370
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                           83,205     113,494
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents comprise:
Cash and balances with central banks                                                3,204       7,522
Money market paper (1)                                                             50,778      83,337
Due from banks maturing in less than three months                                  29,223      22,635
-----------------------------------------------------------------------------------------------------
Total                                                                              83,205     113,494
=====================================================================================================

(1) Money market paper is included in the Balance Sheet under Trading portfolio assets and Financial investments.

Notes to the Financial Statements
12 November 2002

Notes to the Financial Statements (unaudited)

Note 1  Basis of Accounting

UBS AG's ("UBS" or "the Group") consolidated financial statements ("the Financial Statements") are prepared in accordance with International Accounting Standards (IAS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 "Interim Financial Statements". In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2001 and for the year then ended. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2001.

      The Group adopted the amended standard IAS 19 "Employee Benefits" that is effective for periods ending on or after 31 May 2002 for these interim Financial Statements. The amendments introduce an asset ceiling provision that applies for defined benefit plans that have a surplus of plan assets over benefit obligations. The implementation of the amended standard had no material impact on the Group's interim Financial Statements.

      As at 1 January 2002, UBS PaineWebber was separated from UBS Warburg and became a standalone Business Group. Note 2 to these interim Financial Statements reflects the new Business Group structure and associated management accounting changes. Comparative prior year amounts have been restated to conform to the current year presentation.

      The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group's financial statements when the relationship between the Group and the company indicates that it is controlled by the Group.

Notes to the Financial Statements
12 November 2002

Note 2  Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm's length. The segment reporting for all periods presented reflects the changes in the Business Group structure effective 1 January 2002.

For the nine months ended 30 September 2002

                                                                      UBS  UBS Global
                                                      Wealth Management &       Asset        UBS          UBS  Corporate      UBS
CHF million                                              Business Banking  Management    Warburg  PaineWebber     Center    Group
---------------------------------------------------------------------------------------------------------------------------------

Income                                                               9,941      1,477      9,932        4,346      1,118   26,814
Credit loss expense(1)                                                (250)         0        (88)         (11)       132     (217)
---------------------------------------------------------------------------------------------------------------------------------
Total operating income                                               9,691      1,477      9,844        4,335      1,250   26,597
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                                   3,613        712      6,357        3,318        503   14,503
General and administrative expenses                                  1,789        373      1,706          986        378    5,232
Depreciation                                                           355         24        283          113        348    1,123
Amortization of goodwill and other intangible assets                    78        208        288          350         19      943
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                             5,835      1,317      8,634        4,767      1,248   21,801
---------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                                3,856        160      1,210         (432)         2    4,796
Tax expense                                                                                                                   887
---------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                                        3,909
Minority interests                                                                                                           (273)
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                                  3,636
=================================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 217 million for the nine month period ended 30 September 2002 is as follows: UBS Wealth Management & Business Banking CHF 181 million expense, UBS Warburg CHF 37 million expense, UBS PaineWebber CHF 14 million expense and Corporate Center CHF 15 million recovery.

For the nine months ended 30 September 2001

                                                                         UBS   UBS Global
                                                         Wealth Management &        Asset       UBS          UBS  Corporate     UBS
CHF million                                                 Business Banking   Management   Warburg  PaineWebber     Center   Group
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                                10,234       1,656     11,713        4,874       558   29,035
Credit loss expense(1)                                                  (476)          0        (75)         (13)      181     (383)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                                 9,758       1,656     11,638        4,861       739   28,652
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                                     3,684         808      6,758        3,819       355   15,424
General and administrative expenses                                    1,788         398      2,010        1,074       427    5,697
Depreciation                                                             454          30        350           87       279    1,200
Amortization of goodwill and other intangible assets                      83         213        300          377        20      993
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                               6,009       1,449      9,418        5,357     1,081   23,314
-----------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                                  3,749         207      2,220         (496)     (342)   5,338
Tax expense                                                                                                                   1,228
-----------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                                          4,110
Minority interests                                                                                                             (243)
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                                    3,867
===================================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 383 million for the nine month period ended 30 September 2001 is as follows: UBS Wealth Management & Business Banking CHF 35 million, UBS Warburg CHF 337 million and UBS PaineWebber CHF 11 million.

Note 3  Net Interest and Trading Income

Net interest income

                                                                      Quarter ended            % change from         Year to date
                                                              -----------------------------   ---------------     -----------------
CHF million                                                   30.9.02    30.6.02    30.9.01     2Q02     3Q01     30.9.02   30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Interest income
Interest earned on loans and advances                           2,808      2,953      4,744       (5)     (41)      8,937    13,845
Interest earned on securities borrowed and
reverse repurchase agreements                                   3,290      3,103      4,514        6      (27)      9,173    14,739
Interest and dividend income from
financial investments                                              77         10         54      670       43         139       379
Interest and dividend income from
trading portfolio                                               4,234      4,578      4,294       (8)      (1)     13,017    12,988
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                          10,409     10,644     13,606       (2)     (23)     31,266    41,951
-----------------------------------------------------------------------------------------------------------------------------------

Interest expense
Interest on amounts
due to banks and customers                                      1,531      1,671      4,290       (8)     (64)      4,955    12,287
Interest on securities lent and
repurchase agreements                                           2,944      2,914      3,834        1      (23)      8,396    11,415
Interest and dividend expense from
trading portfolio                                               2,124      2,466      1,939      (14)      10       6,396     6,307
Interest on debt issued                                         1,084      1,233      1,813      (12)     (40)      3,670     6,522
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                           7,683      8,284     11,876       (7)     (35)     23,417    36,531
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                             2,726      2,360      1,730       16       58       7,849     5,420
===================================================================================================================================

Net trading income

                                                                      Quarter ended            % change from         Year to date
                                                              -----------------------------   ---------------     -----------------
CHF million                                                   30.9.02    30.6.02    30.9.01     2Q02     3Q01     30.9.02   30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Equities                                                          702        803        721      (13)      (3)       2,187    3,492
Fixed income(1)                                                    45        429      1,046      (90)     (96)       1,274    2,936
Foreign exchange and other                                        280        664        393      (58)     (29)       1,445    1,450
-----------------------------------------------------------------------------------------------------------------------------------
Net trading income                                              1,027      1,896      2,160      (46)     (52)       4,906    7,878
===================================================================================================================================

(1)   includes commodities trading income.

Net interest and trading income

                                                                      Quarter ended            % change from         Year to date
                                                              -----------------------------   ---------------     -----------------
CHF million                                                   30.9.02    30.6.02    30.9.01     2Q02     3Q01     30.9.02   30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                             2,726      2,360      1,730       16       58       7,849     5,420
Net trading income                                              1,027      1,896      2,160      (46)     (52)      4,906     7,878
-----------------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income                           3,753      4,256      3,890      (12)      (4)     12,755    13,298
===================================================================================================================================

Breakdown by business activity:
-----------------------------------------------------------------------------------------------------------------------------------
Net income from interest margin products                        1,238      1,318      1,436       (6)     (14)      3,979     4,294
Net income from trading activities                              2,542      2,810      2,566      (10)      (1)      8,634     9,345
Net income from treasury activities                               328        485        335      (32)      (2)      1,232     1,063
Other(1)                                                         (355)      (357)      (447)       1       21      (1,090)   (1,404)
-----------------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income                           3,753      4,256      3,890      (12)      (4)     12,755    13,298
===================================================================================================================================

(1) Principally goodwill funding costs.

Notes to the Financial Statements
12 November 2002

Note 4  Net Fee and Commission Income

                                                                      Quarter ended            % change from         Year to date
                                                              -----------------------------   ---------------     ------------------
CHF million                                                   30.9.02    30.6.02    30.9.01     2Q02     3Q01     30.9.02   30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Underwriting fees                                                 528        581        523       (9)       1       1,606      1,548
Corporate finance fees                                            167        251        314      (33)     (47)        596        959
Brokerage fees                                                  1,419      1,578      1,477      (10)      (4)      4,644      4,927
Investment fund fees                                              951      1,078      1,039      (12)      (8)      3,135      3,184
Fiduciary fees                                                     71         77         89       (8)     (20)        232        269
Custodian fees                                                    296        355        332      (17)     (11)        985      1,015
Portfolio and other management and
advisory fees                                                     939      1,043      1,079      (10)     (13)      3,130      3,587
Insurance-related and other fees                                   98        104        121       (6)     (19)        336        412
-----------------------------------------------------------------------------------------------------------------------------------
Total security trading and
investment activity fees                                        4,469      5,067      4,974      (12)     (10)     14,664     15,901
-----------------------------------------------------------------------------------------------------------------------------------
Credit-related fees and commissions                                80         61         69       31       16         216        235
Commission income from other services                             242        247        232       (2)       4         749        716
-----------------------------------------------------------------------------------------------------------------------------------
Total fee and commission income                                 4,791      5,375      5,275      (11)      (9)     15,629     16,852
-----------------------------------------------------------------------------------------------------------------------------------

Brokerage fees paid                                               321        357        299      (10)       7       1,026        947
Other                                                             171        202        193      (15)     (11)        618        658
-----------------------------------------------------------------------------------------------------------------------------------
Total fee and commission expense                                  492        559        492      (12)       0       1,644      1,605
-----------------------------------------------------------------------------------------------------------------------------------

Net fee and commission income                                   4,299      4,816      4,783      (11)     (10)     13,985     15,247
===================================================================================================================================

Note 5  Other Income

                                                                      Quarter ended            % change from         Year to date
                                                              -----------------------------   ---------------     -----------------
CHF million                                                   30.9.02    30.6.02    30.9.01     2Q02     3Q01     30.9.02   30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Gains/losses from disposal of
associates and subsidiaries
Net gain from disposal of:
     Consolidated subsidiaries                                      0          1          2     (100)    (100)        156         4
     Investments in associates                                      0          0         (1)              100           0         0
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                               0          1          1     (100)    (100)        156         4
-----------------------------------------------------------------------------------------------------------------------------------

Financial investments
available for sale
Net gain from disposal of:
     Private equity investments                                    42         97         52      (57)     (19)        157       402
     Other financial investments                                  162        182         24      (11)     575         431       195
Impairment charges on private equity
investments and other financial investments                      (444)      (614)      (115)      28     (286)     (1,487)     (948)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                            (240)      (335)       (39)      28     (515)       (899)     (351)
-----------------------------------------------------------------------------------------------------------------------------------
Net income from investments in property                            18         21         15      (14)      20          58        49
Equity in income of associates                                     12         14         13      (14)      (8)         27        65
Other                                                             253        272        212       (7)      19         732       723
-----------------------------------------------------------------------------------------------------------------------------------
Total other income                                                 43        (27)       202               (79)         74       490
===================================================================================================================================

Note 6  Personnel Expenses

                                                                      Quarter ended            % change from         Year to date
                                                              -----------------------------   ---------------     -----------------
CHF million                                                   30.9.02    30.6.02    30.9.01     2Q02     3Q01     30.9.02   30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Salaries and bonuses                                            3,360      3,705      3,749       (9)     (10)     11,256    11,892
Contractors                                                       151        142        172        6      (12)        429       562
Insurance and social contributions                                234        243        245       (4)      (4)        757       794
Contribution to retirement plans                                  174        171        152        2       14         516       445
Other personnel expenses                                          492        514        534       (4)      (8)      1,545     1,731
-----------------------------------------------------------------------------------------------------------------------------------
Total personnel expenses                                        4,411      4,775      4,852       (8)      (9)     14,503    15,424
-----------------------------------------------------------------------------------------------------------------------------------

Note 7  General and Administrative Expenses

                                                                      Quarter ended            % change from         Year to date
                                                              -----------------------------   ---------------     -----------------
CHF million                                                   30.9.02    30.6.02    30.9.01     2Q02     3Q01     30.9.02   30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Occupancy                                                         331        332        325        0        2       1,020       990
Rent and maintenance of machines
and equipment                                                     187        155        153       21       22         516       452
Telecommunications and postage                                    247        259        303       (5)     (18)        783       928
Administration                                                    173        227        229      (24)     (24)        616       669
Marketing and public relations                                    100        123        104      (19)      (4)        335       419
Travel and entertainment                                          133        168        159      (21)     (16)        440       547
Professional fees                                                 123        152        136      (19)     (10)        409       449
IT and other outsourcing                                          259        253        292        2      (11)        781       957
Other                                                             167        143        145       17       15         332       286
-----------------------------------------------------------------------------------------------------------------------------------
Total general and
administrative expenses                                         1,720      1,812      1,846       (5)      (7)      5,232     5,697
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Financial Statements
12 November 2002

Note 8  Earnings per Share (EPS) and Shares Outstanding

                                                            Quarter ended                % change from            Year to date
                                               ---------------------------------------  ---------------      ----------------------
CHF million                                    30.9.02         30.6.02         30.9.01  2Q02     3Q01        30.9.02     30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (CHF million)
Net profit                                         942           1,331             903   (29)     4            3,636           3,867
Net profit before goodwill
amortization(1)                                  1,247           1,633           1,227   (24)     2            4,579           4,860
Net profit for diluted EPS(2)                      921           1,279             832   (28)    11            3,506           3,647
Net profit before goodwill
amortization for diluted EPS(1)(2)               1,226           1,581           1,156   (22)     6            4,449           4,640

Weighted average shares outstanding
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding      1,199,528,140   1,225,819,141   1,260,698,568    (2)    (5)   1,221,094,518   1,269,625,110
Potentially dilutive ordinary
shares resulting from options
and warrants outstanding                    11,281,744      16,720,931      19,754,225   (33)   (43)      14,379,115      24,240,515
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding
for diluted EPS                          1,210,809,884   1,242,540,072   1,280,452,793    (3)    (5)   1,235,473,633   1,293,865,625

Earnings per share (CHF)
-----------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                         0.79            1.09            0.72   (28)    10             2.98            3.05
Basic EPS before goodwill
amortization(1)                                   1.04            1.33            0.97   (22)     7             3.75            3.83
Diluted EPS                                       0.76            1.03            0.65   (26)    17             2.84            2.82
Diluted EPS before goodwill
amortization(1)                                   1.01            1.27            0.90   (20)    12             3.60            3.59
====================================================================================================================================

(1)   Excludes amortization of goodwill and other intangible assets.

(2) Net profit has been adjusted for the dilutive impact of own equity derivative activity.

                                                             As at                    % change from
                                      ---------------------------------------------   -------------
Shares outstanding                          30.9.02         30.6.02         30.9.01    2Q02    3Q01
---------------------------------------------------------------------------------------------------
Total ordinary shares issued          1,254,852,158   1,283,184,984   1,281,052,743     (2)     (2)
Second trading line treasury shares
     2001 program                                        28,818,690      17,549,356   (100)   (100)
     2002 program                        62,811,279      35,383,372                     78
Other treasury shares                     5,941,400       8,650,182       7,478,945    (31)    (21)
---------------------------------------------------------------------------------------------------
Total treasury shares                    68,752,679      72,852,244      25,028,301     (6)    175
---------------------------------------------------------------------------------------------------
Shares outstanding                    1,186,099,479   1,210,332,740   1,256,024,442     (2)     (6)
===================================================================================================

Note 9  Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

                                         Spot rate                              Average rate                      Average rate
                                           As at                                Quarter ended                     Year to date
                        -------------------------------------------     -------------------------------        -------------------
                        30.9.02     30.6.02    31.12.01     30.9.01     30.9.02     30.6.02     30.9.01        30.9.02     30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
1 USD                      1.48        1.48        1.67        1.62        1.49        1.56        1.66           1.58        1.71
1 EUR                      1.46        1.47        1.48        1.48        1.46        1.47        1.50           1.47        1.52
1 GBP                      2.31        2.27        2.43        2.38        2.32        2.30        2.44           2.34        2.46
100 JPY                    1.21        1.24        1.27        1.36        1.24        1.25        1.37           1.26        1.41
====================================================================================================================================

Note 10  Post-Balance Sheet Events

UBS to move to a single brand

In fourth quarter, UBS decided to implement a new brand strategy and architecture from the second half of 2003. The businesses are to be represented by the single UBS brand and they will no longer market their services using the UBS Warburg or UBS PaineWebber brands. The decision to introduce a single brand will therefore lead to a non-cash net writedown of approximately CHF 1.0 billion, which will be recorded as a significant financial event in fourth quarter 2002.

Sale of Hirslanden Holding AG

On 1 November, UBS announced the sale of its 91.15% stake in Hirslanden Holding AG, Switzerland's largest private hospital chain, to funds managed by BC Partners. The transaction is expected to close in fourth quarter 2002, at which time UBS will record a gain of approximately CHF 75 million in the Corporate Center. It will be treated as a significant financial event.

UBS Registered Shares
12 November 2002

UBS Registered Shares

The par value of each UBS registered share is CHF 0.80. Before the implementation of the par value reduction on 10 July 2002, the par value of each UBS registered share was CHF 2.80.

Ticker symbols

Trading exchange                          Bloomberg    Reuters       Telekurs
--------------------------------------------------------------------------------
virt-x                                    UBSN VX      UBSZn.VX      UBSN, 004
--------------------------------------------------------------------------------
New York Stock Exchange                   UBS US       UBS.N         UBS, 65
--------------------------------------------------------------------------------
Tokyo Stock Exchange                      8657 JP      UBS.T         N16631, 106
--------------------------------------------------------------------------------

virt-x

Although Swiss blue chip stocks (members of the SMI Swiss Market Index) are listed on the SWX, all trading takes place on virt-x.

      virt-x is a collaboration between the TP Group LDC and the SWXE Swiss Exchange to provide an efficient and cost effective pan-European blue chip market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

Security identification codes

--------------------------------------------------------------------------------
ISIN                                                              CH0012032030
--------------------------------------------------------------------------------
Valoren                                                           1203203
--------------------------------------------------------------------------------
Cusip                                                             CINS H8920M855
--------------------------------------------------------------------------------

UBS Share Price

[GRAPH OMITTED]

Cautionary statement regarding
forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001 and 2002 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher/Copyright: UBS AG, Switzerland.
Photos: Thierry Martinez (Cover)
UBS is Principal Partner of Nautor Challenge in the
Volvo Ocean Race - Around the World 2001-2002;
Christian Kanzig (Portrait Page 2);
Marcel Grubenmann, Marc Welti and
Andy Lane (Other Portraits).
Language: English.
SAP-R/3 80834E-0203

[LOGO] UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

                                                  UBS AG
                                                  Financial Services Group

                                                  Group Media Relations
                                                  Hotline
                                                  Tel. +41-1-234 85 00

                                                  www.ubs.com

                                                  12 November 2002

Media release

For immediate release

UBS reports third quarter net profit of CHF 942 million

                                                  UBS AG
                                                  Financial Services Group

                                                  Group Media Relations
                                                  Hotline
                                                  Tel. +41-1-234 85 00

                                                  www.ubs.com

                                                  12 November 2002

                                                           Quarter ended
                                                            Year to date                 % change from
                                                           -------------                 -------------
CHF million                                     30.9.02      30.6.02      30.9.01       2Q02       3Q01        30.9.02       30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                  8,000        9,008        8,704        (11)        (8)        26,597        28,652
Operating expenses                                6,788        7,263        7,418         (7)        (8)        21,801        23,314
Operating profit before tax                       1,212        1,745        1,286        (31)        (6)         4,796         5,338
Net profit                                          942        1,331          903        (29)         4          3,636         3,867

UBS reports net profit after tax in third quarter 2002 of CHF 942 million, up 4% from the third quarter a year earlier but down 29% from second quarter 2002. Pre-goodwill, net profit was up 2% from third quarter 2001, but down 24% from second quarter 2002.

Despite the pressure of falling equity markets, UBS continues to benefit from its diversified business mix and its ability to flex costs in line with prevailing market conditions. The Group's wealth management businesses again proved their asset gathering strength, with private clients investing net new money of CHF 12.7 billion for the quarter.

Zurich/Basel, 12 November 2002 - UBS achieved third quarter 2002 net profit after tax of CHF 942 million, up 4% from the third quarter a year earlier but 29% lower than in the second quarter of 2002. Pre-goodwill, net profit was CHF 1,247 million, 2% more than third quarter 2001, but down 2 4% from second quarter 2002.

The decline in net profit compared to the previous quarter reflects the effects of corrections in global equity markets feeding through to asset-based fees along with the depressed levels of corporate and investor activity . Private equity results were again negatively impacted by valuation losses.

"We have demonstrated our ability to manage costs according to prevailing market conditions, with all our businesses continuing to show the elasticity of their cost bases," said Peter Wuffli, President of the Group Executive Board.

Total operating income, at CHF 8,000 million, fell 8% from third quarter a year earlier and was 11% lower than in the second quarter of this year. In UBS Warburg, the Equities business posted a very strong result, with operating income in third quarter up 39% from third quarter a year earlier, compensating for a less attractive foreign exchange trading environment. July 2002 was a record month for equity client commissions. Although asset-based revenues this quarter were negatively affected by falling equity markets, the Group's private client businesses reported steady margins.

Both costs and headcount at UBS are at the lowest point since the merger with PaineWebber in 2000. As UBS did not build up overcapacity during the peak of the last business cycle, it has been able to reduce headcount gradually as economic conditions weakened without having to make drastic cuts.

Lower performance-related compensation helped to reduce personnel expenses considerably to CHF 4,411 million, down 9% from third quarter a year earlier and 8% lower than in the second quarter of this year. Cost savings in practically all areas meant lower general and administrative expenses, which were 7% below third quarter 2001 levels and down 5% from the second quarter of this year.

The performance of UBS's credit portfolio remains resilient in view of the weakening international credit climate. Credit loss expense in third quarter was CHF 95 million, down from the CHF 171 million reported in third quarter a year earlier. The credit loss expense remains unusually low at around half of the statistically expected average over-the-cycle loss rate. This outperformance is unlikely to continue through 2003 as the global credit environment is expected to remain difficult. Levels of impaired loans fell to CHF 11.6 billion, down 7.6% from the second quarter.

The level of invested assets for the Group declined by 6% to CHF 2,070 billion because of falling equity markets. Net new money in the private clients businesses was CHF 12.7 billion in third quarter 2002, once again demonstrating the asset gathering strength of the wealth management franchise. In the US, UBS PaineWebber continued to attract new money with a net inflow of CHF 3.4 billion, up from CHF
ab                                                         Group Media Relations
                                                           12 November 2002
                                                           Page 3 of 8

1.4 billion in second quarter. In the two years since becoming part of UBS, PaineWebber has gained market share from its competitors, increasing its share of the US private client market to 13.7% in third quarter 2002 from 11.7% in second quarter 2000.

The private banking unit showed very strong net inflows of CHF 9.3 billion due to record investments from international clients of CHF 9.8 billion. After the European wealth management initiative demonstrated its defensive qualities during Italy's tax amnesty, this quarter it displayed its growth potential, achieving a record net new money inflow of CHF 2.5 billion, or an annualized growth rate of almost 40%.

In investment banking, UBS Warburg's market share gains reflect continued success in building its competitive position. In particular, its 3.9% share of the US market is its highest to date, confirming that the investment in top banking talent in the US is yielding results.

Performance against Group financial targets (all pre-goodwill):

o Adjusted for the one-off gain from the sale of Hyposwiss in first quarter, annualized return on equity for the first nine months of 2002 was 14.6%, just below the target range of 15-20%, and slightly lower than the 15.1% recorded for the first nine months of 2001.

o Basic earnings per share in third quarter 2002 were CHF 1.04, an increase of 7% from the same quarter last year. Like return on equity, basic earnings per share have been strongly supported by the Group's ongoing share buyback programs, which have continued to return retained earnings directly to shareholders.

o The cost/income ratio at 80.1% remained practically unchanged from 79.9% in the third quarter last year. UBS Capital's third quarter 2002 results account for 4% of the Group's cost/income ratio.

Outlook 2002

Although the tight management of costs has provided an important contribution to UBS's results in the third quarter, it has not in any way hampered the initiatives launched to grow core businesses, which continue to gain market share and remain poised for rapid success as and when economies around the world show a sustained recovery.

"In the current environment, we need a prudent balance between our acknowledged defensive characteristics and our entrepreneurial attitude towards the mid- and long-term growth prospects of our global franchise," said Peter Wuffli.

For now though, the prospects of a sustained global economic recovery remain distant and investor confidence in equity markets remains low. Therefore, UBS's view that its 2002 results are unlikely to reach those of 2001 has not changed from the last quarter.

                                                           Group Media Relations
ab                                                         12 November 2002
                                                           Page 4 of 8

UBS Group Financial Highlights (unaudited)

                                                                         Quarter ended          % change from       Year to date
                                                                 -----------------------------  -------------    -------------------

CHF million, except where indicated                              30.9.02    30.6.02    30.9.01    2Q02   3Q01    30.9.02     30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                                   8,000      9,008      8,704     (11)    (8)    26,597      28,652
Operating expenses                                                 6,788      7,263      7,418      (7)    (8)    21,801      23,314
Operating profit before tax                                        1,212      1,745      1,286     (31)    (6)     4,796       5,338
Net profit                                                           942      1,331        903     (29)     4      3,636       3,867
Cost / income ratio (%)(1)                                          83.9       80.3       83.6                      81.3        80.3
Cost / income ratio before goodwill (%)(1)(2)                       80.1       77.0       79.9                      77.8        76.9
------------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share(3)                                         0.79       1.09       0.72     (28)    10       2.98        3.05
Basic earnings per share before goodwill(2)(3)                      1.04       1.33       0.97     (22)     7       3.75        3.83
Diluted earnings per share(3)                                       0.76       1.03       0.65     (26)    17       2.84        2.82
Diluted earnings per share before goodwill(2)(3)                    1.01       1.27       0.90     (20)    12       3.60        3.59
------------------------------------------------------------------------------------------------------------------------------------

Return on shareholders' equity (%)
Return on shareholders' equity (4)                                                                                  11.8        12.0
Return on shareholders' equity before goodwill(2)(4)                                                                14.9        15.1
------------------------------------------------------------------------------------------------------------------------------------



CHF million, except where indicated                                                                        % change from
                                                                                                        --------------------
As at                                                            30.9.02     30.6.02    31.12.01        30.6.02     31.12.01
----------------------------------------------------------------------------------------------------------------------------
Balance sheet key figures
Total assets                                                   1,223,447   1,240,538   1,253,297         (1)         (2)
Shareholders' equity                                              40,796      44,388      43,530         (8)         (6)
----------------------------------------------------------------------------------------------------------------------------
Market capitalization                                             73,072      91,241     105,475        (20)        (31)
----------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%)(5)                                                       11.6        11.8        11.6         (2)          0
Total BIS (%)                                                       14.2        14.5        14.8         (2)         (4)
Risk-weighted assets                                             245,564     249,110     253,735         (1)         (3)
----------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                                      2,070       2,198       2,448         (6)        (15)
----------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents)(6)                              69,552      69,684      69,985          0          (1)
----------------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                                        AAA         AAA         AAA
Moody's, New York                                                    Aa2         Aa2         Aa2
Standard & Poor's, New York                                          AA+         AA+         AA+
----------------------------------------------------------------------------------------------------------------------------

Earnings adjusted for significant financial events and pre-goodwill(2)(7)

                                                                 Quarter ended               % change from          Year to date
                                                         -------------------------------     --------------    -------------------
CHF million, except where indicated                      30.9.02      30.6.02    30.9.01     2Q02      3Q01      30.9.02     30.9.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                          8,000         9,008      8,704      (11)       (8)      26,442      28,652
Operating expenses                                        6,483         6,961      7,094       (7)       (9)      20,858      22,321
Operating profit before tax                               1,517         2,047      1,610      (26)       (6)       5,584       6,331
Net profit                                                1,247         1,633      1,227      (24)        2        4,454       4,860
------------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(1)                                 80.1          77.0       79.9                            78.2        76.9
Basic earnings per share (CHF)(3)                          1.04          1.33       0.97      (22)        7         3.65        3.83
Diluted earnings per share (CHF)(3)                        1.01          1.27       0.90      (20)       12         3.50        3.59
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)(4)                                                                               14.6        15.1
------------------------------------------------------------------------------------------------------------------------------------

(1)   Operating expenses / operating income before credit loss expense.

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   Details of the EPS calculation can be found in the Third Quarter 2002
      Report.

(4) Year to date annualized net profit / average shareholders' equity excluding dividends.

(5) Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 3,066, 3,048 and 2,450 for 30 September 2002, 30 June 2002 and
      31 December 2001, respectively.

(7) Details of significant financial events can be found in the Third Quarter 2002 Report.

ab                                                         Group Media Relations
                                                           12 November 2002
                                                           Page 5 of 8

Results of the business groups

UBS Wealth Management & Business Banking

(adjusted for significant financial events(1))

Private Banking's pre-tax profit in third quarter was CHF 644 million, down 15% from the second quarter of this year. Operating income, at CHF 1,748 million, fell 8% from the second quarter, reflecting a decline in transaction-based income due to lower trading volumes and a reduction of asset-based fees following the market-related decline of the invested asset base. Gross margins in Private Banking declined 2 basis points from the second quarter to 98 basis points.

Net new money in the quarter totaled CHF 9.3 billion, an increase of CHF 6.7 billion from the second quarter. This inflow is the second highest recorded and clearly reflects the strength of the client franchise. International private banking clients invested a record CHF 9.8 billion in net new money with strong inflows across all geographical regions, while Swiss clients showed a net outflow of CHF 0.5 billion.

The European wealth management initiative continues to grow and expand. Excellent inflows were recorded in Germany and the UK, bringing net new money for the quarter to CHF 2.5 billion. Income rose to CHF 47 million, just below the second quarter result of CHF 49 million, but well above the CHF 33 million reported for the third quarter a year earlier.

Business Banking Switzerland reported another quarter of good performance, with the first three quarters of 2002 proving to be its three most profitable quarters to date. Pre-tax profit was CHF 487 million in third quarter 2002, a 3% decline from second quarter 2002. Rising revenues offset higher general and administrative expenses. While fee income fell in line with weaker markets, interest income remained stable.

The unit also benefited from lower credit loss expenses, which fell to CHF 71 million from CHF 75 million in the second quarter, with the improved portfolio quality offsetting the weaker macro-economic climate in Switzerland. During the third quarter, the loan portfolio decreased to CHF 141 billion from CHF 144 billion at the end of the second quarter, reflecting the ongoing workout of the recovery portfolio. Headcount fell by 194 from the second quarter to an all-time low of 18,942. Net new money in this quarter totaled CHF 4.3 billion, reflecting large inflows from corporate clients.

UBS Global Asset Management

Pre-tax profit in third quarter 2002 was CHF 26 million, down from CHF 59 million in second quarter 2002. The decline was primarily due to lower asset-based management fees, which mirrored the market impact on invested assets, and includes lower revenues at O'Connor. Continued commitment to cost restraint, including reductions in incentive compensation, partially offset the drop in revenues.

Invested assets declined to CHF 567 billion on 30 September 2002 from CHF 612 billion on 30 June 2002, primarily reflecting falling markets and negative currency movements. In the Institutional business, net new money in third quarter 2002 was a negative CHF 3.2 billion, reflecting outflows from alternative asset mandates and institutional money market funds in the Americas. These net new money outflows were partially offset by inflows in equity mandates.

--------

(1)   Significant Financial Events:

In third quarters 2002 and 2001, there were no significant financial events.

In first quarter 2002, UBS realized a pre-tax gain of CHF 155 million from the sale of Hyposwiss. This was recorded as a significant financial event, affecting the first quarter 2002 results of UBS Wealth Management & Business Banking's Private Banking business unit.

(see UBS Third Quarter 2002 Report for the full details of the effect of significant financial events in 2002 and 2001.)

ab                                                         Group Media Relations
                                                           12 November 2002
                                                           Page 6 of 8

Net new money in the Wholesale Intermediary fund business was CHF 1.3 billion in third quarter 2002 compared to negative CHF 4.9 billion in second quarter 2002, with the positive reversal due to inflows into equity and alternative asset mandates, and an absence of the outflow from volatile money market funds seen in the second quarter.

Despite the global erosion of equity values in the third quarter, UBS Global Asset Management continued to show a strong relative investment performance in the year to date, 3-year, and 5-year periods.

UBS Warburg

UBS Warburg's Corporate and Institutional Clients business unit recorded a solid result in third quarter 2002, with net profit before tax of CHF 717 million, 6% lower than the same period last year and 24% lower than second quarter 2002. Total operating income was CHF 3,234 million in the third quarter, dropping 9% from third quarter 2001 and 14% from second quarter 2002. M&A activities for the first nine months of 2002 were at their lowest level ever and equity issuance at its lowest since early 1999. However, the Equities business has proven extremely resilient, earning record client commissions in July 2002.

Personnel expenses, at CHF 1,809 million, fell 10% compared to the third quarter of last year and were down 13% from the second quarter of this year. This was mainly due to reductions in incentive compensation, which were driven by lower revenues. General and administrative expenses dropped 14% from the same period last year and 11% from the second quarter, reflecting the success of cost containment initiatives, focusing particularly on travel, advertising costs and professional fees.

UBS Capital recorded a pre-tax loss of CHF 418 million in third quarter, CHF 304 million more than in the third quarter a year ago. The increase is due to higher writedowns in the portfolio, the level of which reflect the continuing tough economic environment for companies in the portfolio and the difficulty of effecting successful exits. Writedowns totaled CHF 387 million and were made across the portfolio in all regions.

UBS Capital will continue to focus on managing its existing portfolio, maximizing returns, and capitalizing on exit opportunities where they exist.

                                                           Group Media Relations
ab                                                         12 November 2002
                                                           Page 7 of 8

UBS PaineWebber

Against a lackluster environment in the US private client market, UBS PaineWebber recorded a strong result and demonstrated the competitive strength of its business.

The Business Group reported a pre-tax loss of CHF 124 million during the third quarter including acquisition costs. Before acquisition costs (goodwill, net funding costs and retention payments), it achieved a pre-tax profit of CHF 161 million. Since UBS PaineWebber's transactions are primarily denominated in US dollars, comparison of third quarter 2002 results to prior periods is affected by the decline of the US dollar against the Swiss franc. In dollar terms, performance before tax and acquisition costs increased 2% from second quarter 2002 -- the fourth consecutive quarter of rising operating profits.

Total operating income was CHF 1,309 million, down 8% from the second quarter. Expressed in US dollars, the decline was 4%. In response to the challenging market environment, UBS PaineWebber continued to cut costs and headcount. Operating expenses declined 8% from the second quarter to CHF 1,433 million. Expressed in US dollars, operating expenses were down 4% from second quarter 2002, with personnel expenses down 3% and non-personnel expenses down 7% -- both at their lowest quarterly level since UBS PaineWebber became part of UBS. The cost/income ratio before acquisition costs fell for the fourth consecutive quarter to 88% in third quarter 2002 from 89% in the second quarter.

Invested assets totaled CHF 597 billion at the end of the quarter, a decline of 8% compared to second quarter 2002, reflecting the substantial drop in US equity markets in the quarter. Net new money was CHF 3.4 billion in third quarter (excluding dividend and interest income of CHF 5.3 billion), considerably higher than the second quarter result of CHF 1.4 billion.

UBS

Media release available at www.ubs.com/media

Further information on UBS's quarterly results is available at www.ubs.com/media:
      -     3Q2002 Report (pdf and interactive version)
      -     3Q2002 Results slide presentation
      -     Letter to shareholders (English, German, French and Italian)

Webcast: The results presentation by Peter Wuffli, President of the Group Executive Board, UBS AG, will be webcast live via www.ubs.com at the following time on 12 November 2002:
      -     0900 CET
      -     0800 GMT
      -     0300 US EDT
- Webcast playback will be available from 1400 CET on 12 November, with a bookmarked version at 1800 CET the same day.

ab                                                         Group Media Relations
                                                           12 November 2002
                                                           Page 8 of 8

Results from the business groups

Reporting by Business Group (unaudited)

                         UBS Wealth Management         UBS Global
CHF million                 & Business Banking   Asset Management        UBS Warburg
For the quarter ended         30.9.02  30.9.01  30.9.02   30.9.01  30.9.02   30.9.01
-------------------------------------------------------------------------------------
Income                          3,177    3,255      430       540    2,865     3,500
Credit loss expense(1)            (75)    (135)       0         0      (22)      (12)
---------------------------------------------------------------------------------------
Total operating income          3,102    3,120      430       540    2,843     3,488
---------------------------------------------------------------------------------------
Personnel expenses              1,216    1,205      210       265    1,821     2,036
General and administrative
expenses                          621      576      122       129      534       610
Depreciation                      109      161        8         9       89        96
Amortization of goodwill and
other intangible assets            25       27       64        70      100        98
---------------------------------------------------------------------------------------
Total operating expenses        1,971    1,969      404       473    2,544     2,840
---------------------------------------------------------------------------------------
Business Group performance
before tax and excluding
significant financial events    1,131    1,151       26        67      299       648
Significant financial events        0        0        0         0        0         0
Tax expense
---------------------------------------------------------------------------------------
Net profit before minority
interests
Minority interests
---------------------------------------------------------------------------------------
Net profit
---------------------------------------------------------------------------------------


CHF million                     UBS PaineWebber    Corporate Center           UBS Group
For the quarter ended         30.9.02   30.9.01   30.9.02   30.9.01   30.9.02   30.9.01
---------------------------------------------------------------------------------------
Income                          1,315     1,468       308       112     8,095     8,875
Credit loss expense(1)             (6)       (3)        8       (21)      (95)     (171)
---------------------------------------------------------------------------------------
Total operating income          1,309     1,465       316        91     8,000     8,704
---------------------------------------------------------------------------------------
Personnel expenses              1,010     1,211       154       135     4,411     4,852
General and administrative
expenses                          278       331       165       200     1,720     1,846
Depreciation                       36        30       110       100       352       396
Amortization of goodwill and
other intangible assets           109       123         7         6       305       324
---------------------------------------------------------------------------------------
Total operating expenses        1,433     1,695       436       441     6,788     7,418
---------------------------------------------------------------------------------------
Business Group performance
before tax and excluding
significant financial events     (124)     (230)     (120)     (350)    1,212     1,286
Significant financial events        0         0         0         0         0         0
Tax expense                                                               202       296
---------------------------------------------------------------------------------------
Net profit before minority
interests                                                               1,010       990
Minority interests                                                        (68)      (87)
---------------------------------------------------------------------------------------
Net profit                                                                942       903
---------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 95 million for the quarter ended 30 September 2002 (CHF 171 million expense for the quarter ended 30 September 2001) is as follows: UBS Wealth Management & Business Banking CHF 60 million expense (CHF 6 million recovery), UBS Warburg CHF 30 million expense (CHF 174 million expense), UBS PaineWebber CHF 10 million expense (CHF 3 million expense) and Corporate Center CHF 5 million recovery (CHF 0 million).

Invested Assets                                                            Net new
                                                                           money(1)
CHF billion                                    30.9.02  30.6.02   % change    3Q02
----------------------------------------------------------------------------------
UBS Group                                        2,070    2,198        (6)    15.2
----------------------------------------------------------------------------------
UBS Wealth Management & Business Banking(2)
Private Banking                                    701      726        (3)     9.3
Business Banking Switzerland                       202      211        (4)     4.3
----------------------------------------------------------------------------------
UBS Global Asset Management
Institutional                                      279      309       (10)    (3.2)
Wholesale Intermediary                             288      303        (5)     1.3
----------------------------------------------------------------------------------
UBS Warburg                                          3        3         0      0.1
----------------------------------------------------------------------------------
UBS PaineWebber                                    597      646        (8)     3.4
----------------------------------------------------------------------------------

(1)   Excludes interest and dividend income.

(2) Calculated based on the new structure for UBS Wealth Management & Business Banking effective 1 July 2002. For further information, please refer to the investor release reflecting the new structure of UBS Wealth Management & Business Banking at www.ubs.com/investors. Prior period figures have been restated accordingly.

ab                                                         Group Media Relations
                                                           12 November 2002
                                                           Page 9 of 8

Results from the Group financial accounts

UBS Group Income Statement (unaudited)

                                                                 Quarter ended               % change from          Year to date
                                                         -------------------------------     --------------    -------------------
CHF million, except where indicated                      30.9.02      30.6.02    30.9.01     2Q02      3Q01      30.9.02    30.9.01
-----------------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                           10,409       10,644     13,606       (2)      (23)      31,266     41,951
Interest expense                                          (7,683)      (8,284)   (11,876)      (7)      (35)     (23,417)   (36,531)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                        2,726        2,360      1,730       16        58        7,849      5,420
Credit loss expense                                          (95)         (37)      (171)     157       (44)        (217)      (383)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense              2,631        2,323      1,559       13        69        7,632      5,037
-----------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                              4,299        4,816      4,783      (11)      (10)      13,985     15,247
Net trading income                                         1,027        1,896      2,160      (46)      (52)       4,906      7,878
Other income                                                  43          (27)       202                (79)          74        490
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                     8,000        9,008      8,704      (11)       (8)      26,597     28,652
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
Personnel expenses                                         4,411        4,775      4,852       (8)       (9)      14,503     15,424
General and administrative expenses                        1,720        1,812      1,846       (5)       (7)       5,232      5,697
Depreciation of property and equipment                       352          374        396       (6)      (11)       1,123      1,200
Amortization of goodwill and other
intangible assets                                            305          302        324        1        (6)         943        993
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                   6,788        7,263      7,418       (7)       (8)      21,801     23,314
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit before tax and
minority interests                                         1,212        1,745      1,286      (31)       (6)       4,796      5,338
-----------------------------------------------------------------------------------------------------------------------------------
Tax expense                                                  202          328        296      (38)      (32)         887      1,228
-----------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                       1,010        1,417        990      (29)        2        3,909      4,110
-----------------------------------------------------------------------------------------------------------------------------------
Minority interests                                           (68)         (86)       (87)     (21)      (22)        (273)      (243)
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                                   942        1,331        903      (29)        4        3,636      3,867
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share (CHF)                              0.79         1.09       0.72      (28)       10         2.98       3.05
Basic earnings per share before goodwill (CHF)(1)           1.04         1.33       0.97      (22)        7         3.75       3.83
Diluted earnings per share (CHF)                            0.76         1.03       0.65      (26)       17         2.84       2.82
Diluted earnings per share before goodwill (CHF)(1)         1.01         1.27       0.90      (20)       12         3.60       3.59
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Excludes the amortization of goodwill and other intangible assets.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001 and 2002 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

[LOGO]                                              UBS AG
                                                    Financial Services Group

                                                    Group Media Relations
                                                    Hotline
                                                    Tel. +41-1-234 85 00


                                                    www.ubs.com

Media release

                                                    12 November 2002

For immediate release

UBS to adopt a single brand

UBS is announcing a further evolution of its brand strategy and portfolio. From the second half of 2003, its businesses will be represented by the single [LOGO] UBS brand. The firm will no longer market its services using the UBS Warburg or UBS PaineWebber brands. The move to a simpler branding accurately reflects UBS's integrated business model and the "one firm" approach UBS delivers to its clients.

The decision to introduce a single brand will lead to a non-cash net writedown of approximately CHF 1 billion relating to the PaineWebber brand, which is currently capitalized on the UBS balance sheet.

Zurich/Basel, 12 November 2002 - UBS has decided to simplify its brand strategy and structure around the single brand UBS. Covering all its main businesses, the new framework will be implemented in the second half of 2003, with the move towards a single brand helping to raise the firm's profile and more accurately reflecting its integrated business model.

"UBS has emerged as one of the world's flagship financial institutions. We need a flagship brand. Making this move is a signal of our unity, strength and momentum. It's a further, logical step in our efforts to define the future as one firm," said Marcel Ospel, Chairman.

"In the financial services industry, a strong brand is critical - it's one of the major factors that attracts new clients. Strengthening and simplifying our brand identity and systematically capitalizing on it forms a key part of our organic growth drive," Peter Wuffli, President, added.

Delivering a consistent client experience

Over the last year, UBS has undertaken a thorough review of its brand strategy, focusing on brand values as much as brand structure. The review included market research in 14 countries involving thousands of clients and potential clients, including high net worth individuals, corporate and institutional clients, asset management clients, and Swiss individual clients. UBS client advisors and relationship managers were also part of the research. The results showed that all the different client groups had similar expectations regarding the provision of their financial services and their relationship with UBS. Across the board, they expect their financial firm to relentlessly pursue their financial success and provide access to the resources of a global powerhouse, while giving proactive advice and a choice of solutions.

ab                                                      Group Media Relations
                                                        12 November 2002
                                                        Page 2 of 3

Further findings underscored that the UBS brand enjoys the highest recognition and favorability among all of the Group's current brands in all the target client segments where UBS is active. In comparison to other top brands in the financial services industry, the UBS brand scores second overall in a ranking of positive image.

"The UBS name is already the central unifying element of our branding, and stands for the strength of the whole firm. It is also the most valuable asset in our branding architecture," UBS Warburg Chairman and Chief Executive Officer John Costas said.

Now UBS needs to further raise brand familiarity with potential clients in order to match the leading competitive position it has achieved in its core businesses.

"I have no doubt that our move to UBS as a single brand is the right way forward. It proves to all our US private clients that they are working with one of the global players in the world of finance," UBS PaineWebber Chairman and Chief Executive Officer Joseph J. Grano said.

With a single brand, the Group will be able to concentrate its marketing capabilities and activities on building one clear and unique corporate identity, giving clients a sharper idea of what UBS stands for and how its businesses fit together. To achieve this, tailored descriptors will be used alongside the UBS brand to describe services targeted at specific client segments.

The new brand strategy will have no effect on UBS's management or reporting structure. For selected business purposes existing niche brands (such as O'Connor) will remain in use.

Financial implications

UBS has benefited significantly from the strength of its existing brands. In particular, the strength of the PaineWebber name has helped to raise UBS's familiarity among US clients - both corporate and private. In 1999, before the acquisition of PaineWebber, awareness of the UBS brand in the US was in the low single digits in percentage terms. Two years after the deal, 40% of affluent clients and 55% of corporate and institutional clients in the US surveyed said they were very or somewhat familiar with the UBS brand. Because of its increased profile and client recognition, UBS has grown its US market share in both investment banking and wealth management as well as improving its US recruiting profile, helping it to attract and hire exceptional talent.

Although the economic value of the PaineWebber brand is preserved by the transfer of its brand equity to UBS, accounting rules do not allow the capitalization of the transferred value. The decision to introduce a single brand will therefore lead to a non-cash net writedown of approximately CHF 1 billion, which will be recorded as a significant financial event in UBS's earnings in fourth quarter 2002. If UBS had kept the brand, amortization charges would have impacted UBS's income statement for the next 18 years. The writedown has no impact on acquired goodwill.

Overall, the introduction of a masterbrand strategy will increase the cost efficiency of the Group's marketing efforts as they will no longer be divided among the three brands UBS, UBS Warburg and UBS PaineWebber.

UBS
ab                                                      Group Media Relations
                                                        12 November 2002

                                                        Page 3 of 3

Attachment:

Branding structure, to be implemented in the second half of 2003

Masterbrand                                                    [LOGO] UBS


Business                            Current names              Logos with client
                                                             segment descriptors
--------------------------------------------------------------------------------
Private banking
(Swiss and International Clients)   (UBS Private Banking)      [LOGO] UBS Wealth
                                                                      Management

Wealth management in the US         (UBS PaineWebber)          [LOGO] UBS Wealth
                                                                      Management

Investment banking                  (UBS Warburg)              [LOGO] UBS
and securities                                                        Investment
                                                                      Bank

Institutional asset management      (UBS Global Asset          [LOGO] UBS Global
and funds                            Management)                      Asset
                                                                      Management

Retail and corporate banking        (UBS)                      [LOGO] UBS
in Switzerland

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth UBS AG's ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.

                                             ----------------- For the year ended -----------------------
---------------------------------------------------------------------------------------------------------
                          For the quarter
                          ended 9.30.02      12.31.01      12.31.00      12.31.99    12.31.98    12.31.97
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
International                      1.14          1.14          1.23          1.25        1.11        0.95
Accounting Standards
("IAS")(1)(2)
---------------------------------------------------------------------------------------------------------
U.S. Generally Accepted                          1.10          1.15          1.14        0.80
Accounting Principles
("GAAP")(1)(3)
---------------------------------------------------------------------------------------------------------

------

(1) The ratio is provided using both IAS and U.S. GAAP values, as the ratio is materially different between the two accounting standards. No U.S. GAAP information is provided for the year ended December 31, 1997 and the quarter ended September 30, 2002 as a GAAP reconciliation was not required for those periods.

(2) The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1997 was CHF 851 million.

(3) The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1998 was CHF 5,319 million.

                                     EXHIBIT

The following document is furnished herewith for the purpose of adding it to the registration statement of UBS AG on Form F-3 (registration number 333-46930). The exhibit number cited is the number the exhibit would be assigned as exhibit to such registration statement.

Exhibit
Number            Description
----------        -----------

 12.1             Statement regarding ratio of earnings to fixed charges

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 UBS AG


                                                 By: /s/ Robert Dinerstein
                                                    ----------------------------
                                                     Name: Robert Dinerstein
                                                     Title Managing Director

                                                 By: /s/ Robert Mills
                                                    ----------------------------
                                                     Name:  Robert Mills
                                                     Title: Managing Director


Date:  November 12, 2002